

CardinalHealth
Essential to care™

2019

Proxy Statement

Notice of Annual Meeting of Shareholders



Letter to Cardinal Health Shareholders



Gregory B. Kenny
Chairman of the Board
September 20, 2019

The Board of Directors takes seriously its oversight role and responsibility for good corporate governance as we strive to create value for our shareholders. Over the past year, we have made important progress in a number of areas, and I want to share the Board's perspective on some of the changes now underway as Cardinal Health continues to position itself for the future.

Successful Board Leadership Transition

Effective at last year's Annual Meeting of Shareholders, I assumed the role of non-executive Chairman of the Board, after having served as Lead Director for the prior four years. In my first year as Chairman, I worked closely with the Board and our leadership team to assure that our governance practices continue to be aligned with the best interests of our company and shareholders. To that end, I devoted significant time and thought to utilizing the many talents and experience of the Board as we engaged with senior management on a variety of critical issues, including strategic priorities, capital deployment, operational efficiencies, the opioid epidemic and risk mitigation — all with the goal of enhancing shareholder value.

Comprehensive Review of the Business

During fiscal 2019, the Board and management worked closely to complete a comprehensive review of the company's portfolio, cost structure and capital deployment, which is explained in the proxy statement. The Board was actively engaged in this process, participating in extensive discussions, and continues to receive regular, detailed updates on progress.

Ongoing Board Refreshment and Committee Changes

We are committed to having in place a Board of Directors with a combination of diverse skills, backgrounds and experience to support the company's evolving business and strategic direction and to fulfill our oversight responsibilities. To that end, we have continued to refresh our Board membership and are pleased to have added three new directors over the past year.

Last December, we welcomed back former Cardinal Health director Mike Losh to a new term as a director. Mike, who previously served as Chief Financial Officer of General Motors, brings deep financial experience, as well as valuable insights due to his experience with our company. With his extensive financial and leadership background, he was able to immediately assume the important responsibility of chairing our Audit Committee. We are fortunate to benefit from his

decades of experience and extensive public company board leadership expertise.

As of September 1st, we have added two more independent directors: Dean Scarborough and John Weiland. Dean was Chairman and Chief Executive Officer of Avery Dennison and brings to the Board experience in manufacturing and distribution, as well as a global perspective. John was President and Chief Operating Officer of medical device maker C. R. Bard and brings over 40 years of healthcare industry experience to the Board. We are very pleased to welcome these two talented former executives who bring a wealth of business and industry experience, as well as experience serving on other public company boards. These appointments bring the total number of Cardinal Health directors to 12, 11 of whom are independent.

The Board also made important new appointments to committee leadership. Carrie Cox succeeded Dave King as Chair of the Human Resources and Compensation Committee and Pat Hemingway Hall succeeded me as Chair of the Nominating and Governance Committee.

Board Oversight and the Opioid Epidemic

The Board and the company care deeply about the opioid epidemic and take seriously our commitment, in cooperation with other participants in the pharmaceutical supply chain, to find and support solutions to this national challenge. As a distributor and an intermediary in the supply chain, Cardinal Health has an important but limited and specific role — which is, to provide a secure channel to deliver medications from manufacturers to our thousands of hospital and pharmacy customers licensed to dispense them to patients, and to work diligently to identify, stop and report to regulators suspicious orders of controlled substances.

The Board has been and remains active in overseeing Cardinal Health's response to the opioid epidemic. The Board's Ad Hoc Committee of independent directors assists the Board in its oversight of opioid-related issues, continues to meet regularly and reports at every Board meeting. As the opioid litigation moves closer to the first scheduled trial date in October, the Ad Hoc Committee will continue to be actively engaged, overseeing our efforts to vigorously defend ourselves and the discussions about possible litigation resolutions. In addition, we continue to monitor the business and reputational impacts stemming from the epidemic and the surrounding litigation.

Thank You

I believe that we have a strong, engaged Board of Directors and on behalf of our Board, I thank you for your share ownership in Cardinal Health and your continued support of the company. I look forward to continuing our ongoing and active dialogue.

Sincerely,

Gs Kenny

Gregory B. Kenny
Chairman of the Board



Notice of Annual Meeting of Shareholders

Wednesday, November 6, 2019

8:00 a.m. Eastern Time

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Purpose

To vote on the following proposals:

(1) To elect the 12 director nominees named in the proxy statement;

(2) To ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2020;

(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers; and

(4) To transact such other business as may properly come before the meeting or any adjournment or postponement.

Who may vote:

Shareholders of record at the close of business on September 9, 2019 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

By Order of the Board of Directors.

September 20, 2019

[signature]

John M. Adams, Jr.
Senior Vice President,
Associate General Counsel
and Secretary



Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 6, 2019:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement and our fiscal 2019 Annual Report to Shareholders are available at www.edocumentview/cah. These proxy materials are first being sent or made available to shareholders commencing on September 20, 2019.

Proxy Summary

This summary highlights information contained elsewhere in our proxy statement. This summary does not contain all the information that you should consider, and you should carefully read the entire proxy statement and our fiscal 2019 Annual Report to Shareholders before voting. References to our fiscal years in the proxy statement mean the fiscal year ended or ending on June 30 of such year. For example, "fiscal 2019" refers to the fiscal year ended June 30, 2019.

About Us

Headquartered in Dublin, Ohio, we are a global integrated healthcare services and products company providing customized solutions for hospitals, healthcare systems, pharmacies, ambulatory surgery centers, clinical laboratories and physician offices. We provide medical products and pharmaceuticals and cost-effective solutions that enhance supply chain efficiency from hospital to home.

Fiscal 2019 Highlights

Fiscal 2019 was a year of progress for Cardinal Health. We delivered on our overall goals and made significant strides on key strategic initiatives.

Fiscal 2019 performance highlights include:

- Revenue was $145.5 billion.
- GAAP operating earnings were $2.1 billion and non-GAAP operating earnings were $2.4 billion.
- GAAP diluted earnings per share ("EPS") were $4.53 and non-GAAP EPS were $5.28.
- Operating cash flow was $2.7 billion.
- Returned $1.2 billion to shareholders, including $600 million in share repurchases and $577 million in dividends.
- Repaid $1.1 billion of long-term debt.

- Pharmaceutical segment revenue was $129.9 billion and segment profit was $1.8 billion.
- Medical segment revenue was $15.6 billion and segment profit was $576 million.
- Realized annual savings of over $130 million in fiscal 2019 through cost optimization initiatives.

Other highlights for the fiscal year include:

- Renewed our contracts with CVS Health and Kroger for at least the next four years.
- Finalized a partnership with Clayton, Dubilier & Rice to jointly invest in naviHealth and accelerate its growth.

See Annex A for reconciliations to the comparable financial measures prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the reasons why we use non-GAAP financial measures.

Governance and Board Highlights

- ✓ 11 of our 12 director nominees are independent
- ✓ Independent, non-executive Chairman of the Board
- ✓ Ongoing Board refreshment: three experienced directors added in the last year
- ✓ Gender and ethnic diversity represented in half of our director nominees
- ✓ Director nominees with diverse business experiences, backgrounds and expertise in a wide range of fields, including seven nominees with significant healthcare experience

- ✓ Significant Board engagement on performance, strategy and capital deployment (page 19)
- ✓ Internally appointed CEO-Medical, Chief Legal and Compliance Officer and Chief Human Resources Officer in the last year, highlighting the Board's focus on talent development and management succession planning (page 20)
- ✓ Added two highly-experienced executives in fiscal 2019 through external hires (page 20)

- ✓ Strong Board oversight of risk, financial reporting, ethics and compliance, governance and compensation practices
- ✓ Ad Hoc Committee assists the Board in its oversight of opioid-related issues (page 18)
- ✓ Long-standing, proactive shareholder engagement program (page 24)
- ✓ Well-developed Board and individual director evaluation process (page 23)
- ✓ Annual election of directors with majority voting

Our 2019 Board Nominees

12 Nominees

Years of Service on Board of Directors*



5 0-3 years   **4** 4-10 years   **3** 11-13 years

Average tenure is **5.7 years**

Nominee Ages (years)



2 55-60   **5** 61-65   **5** 66-73

Average age is **65 years**

Skills and Experience



Board Leadership   **8**

Financial Expertise   **8**

Healthcare   **7**

Operations   **8**

Regulatory/Legal/Public Policy   **6**

International   **9**

Information Technology   **3**

Gender and Ethnic Diversity



4 Women   **2** Ethnically Diverse

*   *Does not include Mr. Losh's prior service on our Board from 1996 to 2009.*



Colleen F. Arnold
Retired SVP, Sales
and Distribution, IBM
Age: 62
Director since **2007**
Independent
Committees: A



Carrie S. Cox
Retired EVP and President,
Global Pharmaceuticals,
Schering-Plough and retired
Chairman and CEO,
Humacyte, Inc.
Age: 62
Director since **2009**
Independent
Committees: H, AH



Calvin Darden
Retired SVP of
U.S. Operations, UPS
Age: 69
Director since **2005**
Independent
Committees: H, AH



Bruce L. Downey
Retired Chairman and CEO,
Barr Pharmaceuticals and
Partner, NewSpring Health
Capital II, L.P.
Age: 71
Director since **2009**
Independent
Committees: N, AH



Patricia A. Hemingway Hall
Retired President and CEO,
Health Care Service Corp.
Age: 66
Director since **2013**
Independent
Committees: H, N



Akhil Johri
EVP and CFO,
United Technologies
Age: 58
Director since **2018**
Independent
Committees: A



Michael C. Kaufmann
CEO, Cardinal Health
Age: 56
Director since **2018**



Gregory B. Kenny
Retired President and CEO,
General Cable
Age: 66
Director since **2007**
Independent
Chairman of the Board
Committees: N, AH



Nancy Killefer
Retired Senior Partner,
Public Sector Practice,
McKinsey
Age: 65
Director since **2015**
Independent
Committees: H



J. Michael Losh
Retired EVP and CFO,
General Motors
Age: 73
Director since **2018**
Independent
Committees: A



Dean A. Scarborough
Retired Chairman and CEO,
Avery Dennison
Age: 63
Director since **2019**
Independent
Committees: A



John H. Weiland
Retired President and
Chief Operating Officer,
C. R. Bard
Age: 63
Director since **2019**
Independent
Committees: A

A: Audit   AH: Ad Hoc   N: Nominating and Governance   H: Human Resources and Compensation

Addressing the Opioid Epidemic

We care deeply about the opioid epidemic and take seriously our commitment, in cooperation with other participants in the prescription drug supply chain, to find and support solutions to this national challenge.

As a distributor and an intermediary in the supply chain, we play an important, but limited and specific role: we provide a secure channel to deliver all kinds of medications from the hundreds of manufacturers that make them to our thousands of hospital and pharmacy customers licensed to dispense them to their patients, and we work diligently to identify, stop and report to regulators suspicious orders of controlled substances.

Board Oversight

The Board has been and remains active in overseeing our response to the opioid epidemic. The Board's Ad Hoc Committee comprised of independent directors Cox, Darden, Downey and Kenny assists the Board in its oversight of opioid-related issues. The Ad Hoc Committee continues to meet twice per quarter and engage with the other directors on opioid-related issues at every Board meeting.

As the first scheduled trial date (October 2019) in the opioid litigation approaches, the Ad Hoc Committee is receiving regular updates on the current status of the litigation and discussions of possible litigation resolutions and is monitoring the business and reputational impacts. The Ad Hoc Committee also has received updates on our anti-diversion program, legislative and regulatory developments, shareholder engagement and developments in our Opioid Action Program.

Anti-Diversion Program

We use a multi-factor process to evaluate pharmacies before they become customers, including taking steps to understand their business and historical prescription drug ordering patterns. Controlled substance orders pass through our order monitoring system, which tracks orders against statistical benchmarks for signs of potential diversion. If an order is deemed suspicious, it is canceled and reported to the U.S. Drug Enforcement Administration ("DEA") and applicable state regulators. We also have a team of experienced investigators who regularly conduct customer site visits, both announced and unannounced. Finally, we have a committee of senior anti-diversion and regulatory experts that meets regularly to evaluate customers with higher-volume controlled substance orders.

Our anti-diversion program includes constantly adaptive, rigorous systems. Recent updates include access to the DEA database known as "ARCOS" that collects data around the flow of controlled substances through the supply chain and system and process enhancements to comply with a recently enacted Ohio rule.



Knowing our customers



Electronic monitoring and analytics



Site visits



Management committee of anti-diversion and regulatory experts

Opioid Action Program and Generation Rx

As part of our Opioid Action Program launched in 2017, the Cardinal Health Foundation recently awarded nearly $1 million in additional grants to state pharmacy associations and colleges of pharmacy to support best strategies for prescribing practices. Other activities during fiscal 2019 included hosting the recipients of our 2018 "Best Practices in Opioid Prescribing" grants, pain management experts and other healthcare providers at a two-day symposium in Central Ohio, to discuss best practices, successes and challenges in managing pain with fewer prescribed opioids. Also, during the fiscal year, we partnered with Kroger on drug take-back events at more than 200 local pharmacy locations across the country.

Cardinal Health also has been a leader in pioneering and supporting impactful prevention and education programs to combat opioid abuse under the umbrella of Generation Rx, a national program developed by the Cardinal Health Foundation and The Ohio State University College of Pharmacy. This year marks the 10th anniversary of Generation Rx, which has more than 100 pharmacy school chapters.

Attending the Annual Meeting of Shareholders



Time and Date
Wednesday, November 6, 2019
8:00 a.m. Eastern Time



Place
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017



Record Date
September 9, 2019

See page 52 for instructions on how to gain admission to Cardinal Health's 2019 Annual Meeting of Shareholders (the "Annual Meeting").

Roadmap to Voting Matters

Shareholders will be asked to vote on the following proposals at the Annual Meeting:

Proposal	Board Recommendation	Page Reference
Proposal 1: to elect the 12 director nominees named in this proxy statement	**FOR** each director nominee	7
Proposal 2: to ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2020	**FOR**	27
Proposal 3: to approve, on a non-binding advisory basis, the compensation of our named executive officers	**FOR**	29

How to Vote



Internet
Visit 24/7
www.envisionreports.com/CAH



Telephone
Call the toll free number 1-800-652-VOTE (8683) within the United States, U.S. territories or Canada, and following instructions provided by the recorded message



Mail
Mark, sign and date your proxy card and return it by mail in the enclosed postage-paid envelope



In person
You may attend the Annual Meeting and vote by ballot

Corporate Governance

Proposal 1 — Election of Directors

The Board has nominated 12 directors for election at the Annual Meeting to serve until the next Annual Meeting of Shareholders and until their successor is duly elected and qualified. Each director nominee agreed to be named in this proxy statement and to serve if elected. If, due to death or other unexpected occurrence, one or more of the director nominees is not available for election, proxies will be voted for the election of any substitute nominee the Board selects.

✅ **The Board recommends that you vote FOR the election of the nominees listed on pages 8 to 13.**

Board Membership Criteria: What we look for

The Nominating and Governance Committee considers and reviews with the Board the appropriate skills and characteristics for Board members in the context of the Board's current composition and objectives. Criteria for identifying and evaluating candidates for the Board include:

- business experience, qualifications, attributes and skills, such as relevant industry knowledge (including pharmaceutical, medical device and other healthcare industry knowledge), accounting and finance, operations, technology and international markets;
- leadership experience as a chief executive officer, senior executive or leader of a significant business operation or function;
- financial and accounting experience as a chief financial officer;
- independence (including independence from the interests of any single group of shareholders);
- judgment and integrity;
- ability to commit sufficient time and attention to the activities of the Board;
- diversity of age, gender and ethnicity; and
- absence of potential conflicts with our interests.

Our Director Nominees

The Board seeks members that possess the experience, skills and diverse backgrounds to perform effectively in overseeing our current and evolving business and strategic direction and to properly perform the Board's oversight responsibilities. All of our director nominees bring to the Board a wealth of executive leadership experience derived from their diverse professional backgrounds and areas of expertise. As a group, they have business acumen, healthcare and global business experience and financial expertise, as well as public company board experience. Each of our director nominees has sound judgment and integrity and is able to commit sufficient time and attention to the activities of the Board. All director nominees other than our Chief Executive Officer are independent.



Age 62

Director since 2007

Board Committees
● Audit

Independent Director

COLLEEN F. ARNOLD

Senior Vice President, Sales and Distribution, International Business Machines Corporation (retired)

Background

Ms. Arnold was Senior Vice President, Sales and Distribution of International Business Machines Corporation ("IBM"), a provider of systems, financing, software and services, from 2014 until 2016. From 1998 to 2014, she held a number of senior positions with IBM, including: Senior Vice President, Application Management Services, IBM Global Business Services; General Manager of GBS Strategy, Global Consulting Services, Global Industries and Global Application Services; General Manager, Europe; General Manager, Australia and New Zealand Global Services; and Chief Executive Officer, Global Services Australia, an IBM joint venture.

Qualifications

A senior executive of IBM for over 15 years, Ms. Arnold's significant experience in the area of information technology contributes to the Board's discussions regarding the information security and technology aspects of our business and strategy. Given her extensive international business experience, including leadership of international commercial operations at IBM, she provides valuable insights for our presence in international markets. She has over 30 years of relevant experience in the areas of executive leadership and strategic planning. Ms. Arnold also brings to the Board valuable perspectives and insights from her service on the board of directors of WestRock Company, including its Audit Committee.

Other public company boards

Current	Within last five years
WestRock Company	None



Age 62

Director since 2009

Board Committees
● Human Resources
  and Compensation
● Ad Hoc

Independent Director

CARRIE S. COX

Executive Vice President and President of Global Pharmaceuticals, Schering-Plough Corporation (retired); Chairman and Chief Executive Officer of Humacyte, Inc. (retired)

Background

Ms. Cox served as Chairman and Chief Executive Officer of Humacyte, Inc., a privately held, development stage company focused on regenerative medicine, from 2010 to 2018 and as its Executive Chairman from 2018 to 2019. She was Executive Vice President and President of Global Pharmaceuticals at Schering-Plough Corporation, a multinational branded pharmaceutical manufacturer, from 2003 until its merger with Merck & Co. in 2009. She was Executive Vice President and President of the Global Prescription Business of Pharmacia Corporation, a pharmaceutical and biotechnology company, from 1997 to 2003.

Qualifications

Through her roles as an executive of Schering-Plough, President of Pharmacia's Global Prescription business and Chief Executive Officer of Humacyte and as a licensed pharmacist, Ms. Cox brings to the Board substantial expertise in healthcare, particularly the branded pharmaceutical and international aspects. She draws on this experience in discussions relating to Pharmaceutical segment strategy, healthcare compliance and the opioid epidemic, including in meetings of the Board's Ad Hoc Committee. Ms. Cox worked in the global branded pharmaceutical industry for over 30 years, giving her relevant experience with large, multinational healthcare companies in the areas of regulatory compliance, global markets and manufacturing operations. She also brings to the Board and to her role chairing our Human Resources and Compensation Committee, valuable perspectives and insights from her service on the boards of directors of Celgene, electroCore and Texas Instruments and prior service on the Array BioPharma board. She previously served as Chairman of the Board at Array BioPharma and Lead Director at Texas Instruments and currently sits on Texas Instruments' Compensation Committee and Celgene's Compensation and Development Committee.

Other public company boards

Current	Within last five years
Celgene Corporation	Array BioPharma Inc.
electroCore, Inc.	
Texas Instruments Incorporated	



Age 69

Director since 2005

Board Committees
- Human Resources and Compensation
- Ad Hoc

Independent Director

CALVIN DARDEN

Senior Vice President of U.S. Operations of United Parcel Service, Inc. (retired)

Background

Mr. Darden was Senior Vice President of U.S. Operations of United Parcel Service, Inc. ("UPS"), an express carrier and package delivery company, from 2000 until 2005. During his 33-year career with UPS, he served in a number of senior leadership positions, including developing the corporate quality strategy for UPS and leading the business and logistics operations for its Pacific Region, the largest region of UPS at that time.

Qualifications

A former executive of UPS, Mr. Darden has expertise in supply chain networks and logistics that contributes to the Board's understanding of these important aspects of our business. He has over 30 years of relevant experience in the areas of operations, distribution and supply chain, efficiency and quality control, human resources and labor relations. He also brings to the Board valuable perspectives and insights from his service on the boards of directors of Aramark and Target, including their respective Compensation Committees, as well as his prior service on the board of directors of Coca-Cola Enterprises, including its Human Resources and Compensation Committee.

Other public company boards

Current	Within last five years
Aramark Corporation	Coca-Cola Enterprises, Inc.
Target Corporation	



Age 71

Director since 2009

Board Committees
- Nominating and Governance
- Ad Hoc

Independent Director

BRUCE L. DOWNEY

Chairman and Chief Executive Officer of Barr Pharmaceuticals, Inc. (retired); Partner of NewSpring Health Capital II, L.P.

Background

Mr. Downey was Chairman and Chief Executive Officer of Barr Pharmaceuticals, Inc., a global generic pharmaceutical manufacturer, from 1994 until 2008 when the company was acquired by Teva Pharmaceutical Industries Ltd. Mr. Downey has served on a part-time basis as a Partner of NewSpring Health Capital II, L.P., a venture capital firm, since 2009. Before his career at Barr Pharmaceuticals, Mr. Downey was a practicing attorney for 20 years, having worked in both private practice and with the U.S. Department of Justice.

Qualifications

Having spent 14 years as Chairman and Chief Executive Officer of Barr Pharmaceuticals, Mr. Downey brings to the Board substantial global experience in the areas of healthcare, regulatory compliance, manufacturing operations, finance, human resources and corporate governance. He offers valuable experience in the pharmaceutical and international aspects of our businesses, and he draws on his extensive legal and healthcare experience in chairing the Ad Hoc Committee and leading Board discussions related to opioid litigation and the opioid epidemic. Mr. Downey also brings to the Board valuable perspectives and insights from his service on the boards of directors of Melinta Therapeutics and Momenta Pharmaceuticals (including as its independent chair).

Other public company boards

Current	Within last five years
Melinta Therapeutics, Inc.	None
Momenta Pharmaceuticals, Inc.	



Age 66

Director since 2013

Board Committees
- Human Resources and Compensation
- Nominating and Governance

Independent Director

PATRICIA A. HEMINGWAY HALL

President and Chief Executive Officer of Health Care Service Corporation (retired)

Background

Ms. Hemingway Hall served as President and Chief Executive Officer of Health Care Service Corporation, a mutual health insurer ("HCSC"), from 2008 until 2016. Previously, she held several executive leadership positions at HCSC, including President and Chief Operating Officer from 2007 to 2008 and Executive Vice President of Internal Operations from 2006 to 2007.

Qualifications

As retired President and Chief Executive Officer of HCSC, the largest customer-owned health insurer in the United States operating through several state Blue Cross and Blue Shield Plans, Ms. Hemingway Hall brings to the Board valuable experience regarding evolving healthcare payment models and the regulatory environment in the rapidly changing healthcare industry. She has worked in the healthcare industry for over 30 years, first as a registered nurse and later in health insurance, and has relevant experience in the areas of healthcare reform, regulatory compliance, government relations, finance, information technology and human resources. Ms. Hemingway Hall also brings to the Board and to her roles chairing our Nominating and Governance Committee and being a member of our Human Resources and Compensation Committee, valuable perspectives and insights from her service on the boards of directors of Celgene, Halliburton and ManpowerGroup. She chairs ManpowerGroup's Nominating and Governance Committee and sits on its Audit Committee, sits on Celgene's Audit Committee and sits on Halliburton's Compensation and Nominating and Corporate Governance Committees.

Other public company boards

Current	Within last five years
Celgene Corporation	None
Halliburton Company	
ManpowerGroup Inc.	



Age 58

Director since 2018

Board Committees
- Audit

Independent Director

AKHIL JOHRI

Executive Vice President and Chief Financial Officer, United Technologies Corporation

Background

Mr. Johri has served as Executive Vice President and Chief Financial Officer of United Technologies Corporation ("UTC"), a provider of high technology products and services to the building systems and aerospace industries, since 2015. From 2013 to 2014, he served as Chief Financial Officer and Chief Accounting Officer of Pall Corporation, a global supplier of filtration, separations and purifications products, and from 2011 to 2013, he was Vice President of Finance and Chief Financial Officer of UTC Propulsion & Aerospace Systems, which included Pratt & Whitney and UTC Aerospace Systems. Mr. Johri's prior roles with UTC include leading investor relations, as well as holding senior financial roles with global business units, including 12 years in the Asia Pacific Region.

Qualifications

Having spent more than 25 years in financial leadership positions with UTC and Pall Corporation, Mr. Johri brings to the Board substantial experience in the areas of global finance and accounting, investor relations, mergers and acquisitions, information technology and international markets. Drawing upon his financial expertise, he provides valuable insights in the areas of financial reporting, accounting, internal controls and capital markets, as well as international tax and finance. Through his experience in senior leadership roles with UTC's businesses, he provides a deep understanding of the financial aspects of, and capital deployment for, a publicly traded multinational company.

Other public company boards

Current	Within last five years
None	None



Age 56

Director since 2018

MICHAEL C. KAUFMANN

Chief Executive Officer, Cardinal Health, Inc.

Background

Mr. Kaufmann has served as Chief Executive Officer of Cardinal Health since January 2018. From November 2014 to December 2017, he served as our Chief Financial Officer and from August 2009 to November 2014, he served as our Chief Executive Officer — Pharmaceutical Segment. Prior to that, he held a range of other senior leadership roles here spanning operations, sales and finance, including in both our Pharmaceutical and Medical segments.

Qualifications

As our Chief Executive Officer and having spent almost 30 years at Cardinal Health, Mr. Kaufmann draws on his deep knowledge of our daily operations and our industry, customers, suppliers, employees and shareholders to provide the Board with a unique and very important perspective on our business and a conduit for information from management. Prior leadership positions across the company provide him with expertise in the areas of healthcare, distribution operations, finance, international markets, mergers and acquisitions and regulatory compliance. He also provides the Board with an understanding of the strategic and financial implications of business, regulatory and economic factors impacting our company from having played an important role in key strategic initiatives, including the Red Oak Sourcing joint venture with CVS Health. In addition, Mr. Kaufmann brings relevant experience and perspectives to the Board from his service on the board of directors of MSC Industrial Direct, including its Audit and Compensation Committees.

Other public company boards

Current	Within last five years
MSC Industrial Direct Co., Inc.	None



Age 66

Director since 2007

Board Committees
● Nominating and
Governance
● Ad Hoc

Independent Chairman
of the Board

GREGORY B. KENNY

President and Chief Executive Officer of General Cable Corporation (retired)

Background

Mr. Kenny served as President and Chief Executive Officer of General Cable Corporation, a global manufacturer of aluminum, copper and fiber-optic wire and cable products, from 2001 until 2015. Prior to that, he was President and Chief Operating Officer of General Cable from 1999 to 2001 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Kenny previously served in executive level positions at Penn Central Corporation, where he was responsible for corporate business strategy, and in diplomatic service as a Foreign Service Officer with the U.S. Department of State.

Qualifications

Mr. Kenny, who has been our Chairman of the Board since November 2018, brings to the Board significant experience in the areas of board leadership, corporate governance, manufacturing operations, international markets, finance and human resources. He also draws upon his board governance and leadership experience previously chairing our Nominating and Governance and Human Resources and Compensation Committees and chairing Ingredion's board of directors and its Corporate Governance and Nominating Committee. Both in his current role as Chairman of the Board and his prior role as independent Lead Director, Mr. Kenny has promoted strong independent Board leadership and a robust, deliberative decision-making process among independent directors. Mr. Kenny also brings to the Board valuable perspectives and insights from his service on AK Steel's board of directors.

Other public company boards

Current	Within last five years
AK Steel Holding Corporation	General Cable Corporation
Ingredion Incorporated	



Age 65

Director since 2015

Board Committees
● Human Resources
  and Compensation

Independent Director

NANCY KILLEFER

Senior Partner, Public Sector Practice, McKinsey & Company, Inc. (retired)

Background

Ms. Killefer served as Senior Partner of McKinsey & Company, Inc., a global management consulting firm, from 1992 until 2013. She joined McKinsey in 1979 and held a number of key leadership roles, including serving as a member of the firm's governing board. Ms. Killefer founded McKinsey's Public Sector Practice in 2007 and served as its managing partner until her retirement. She also served as Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer for the U.S. Department of Treasury from 1997 to 2000.

Qualifications

Having served in key leadership positions in both the public and private sectors and provided strategic counsel to healthcare and consumer-based companies during her 30 years with McKinsey, Ms. Killefer brings to the Board substantial experience in the areas of strategic planning, including healthcare strategy, and marketing and brand-building. Her extensive experience as managing partner of McKinsey's Public Sector Practice and as a chief financial officer of a government agency provides valuable insights in the areas of government relations, public policy and finance. Ms. Killefer also brings to the Board valuable perspectives and insights from her service on the board of directors of Avon Products, including its Compensation and Management Development Committee, and Taubman Centers and her prior service on the boards of directors of CSRA, Inc. (including as its independent chair), Computer Sciences Corporation and The Advisory Board.

Other public company boards

Current	Within last five years
Avon Products, Inc.	CSRA, Inc.
Taubman Centers, Inc.	Computer Sciences Corporation
	The Advisory Board Company



Age 73

Director since
December 2018
(previously 1996 –
2009)

Board Committees
● Audit

Independent Director

J. MICHAEL LOSH

Executive Vice President and Chief Financial Officer of General Motors Corporation (retired)

Background

Mr. Losh served as Executive Vice President and Chief Financial Officer of General Motors Corporation, a global automobile manufacturer, from 1994 to 2000. He spent 36 years in various capacities with General Motors. Mr. Losh also previously served as our interim Chief Financial Officer from July 2004 to May 2005 and was a director of Cardinal Health from 1996 through our spin-off of CareFusion Corporation in 2009.

Qualifications

We elected Mr. Losh to the Board due to his immediate ability to chair our Audit Committee based on his financial expertise and prior service on our Board. Mr. Losh brings a deep financial background, industry knowledge from his prior service on our and CareFusion's boards, and extensive public company board experience in a variety of industries. He is former Chief Financial Officer of General Motors, chairs Aon's Audit Committee and previously chaired the Audit Committees at Prologis, CareFusion and TRW. He also currently chairs Masco's board of directors and Corporate Governance and Nominating Committee and previously served as CareFusion's Presiding Director. In light of our director retirement age of 75, he is expected to serve no more than a few years. While Mr. Losh previously served on our Board, he resigned to join the board of our CareFusion spin-off 10 years ago. During that 10-year period, the entire executive team and most of the Board have changed.

Other public company boards

Current	Within last five years
Amesite Inc. (not publicly traded)[(1)]	CareFusion Corporation
Aon plc	TRW Automotive Holdings Corp
H.B. Fuller Corporation	
Masco Corporation	
Prologis, Inc.	

---

(1) Amesite has registered securities with the U.S. Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934 and became subject to the reporting obligations of that Act, but we do not view Amesite as a "public company" for governance purposes because Amesite's securities currently are not listed on any stock exchange or quoted on an over-the-counter market.



Age 63

Director since
September 2019

Board Committees
● Audit

Independent Director

DEAN A. SCARBOROUGH

Chairman and Chief Executive Officer, Avery Dennison Corporation (retired)

Background

Mr. Scarborough served as Chairman and Chief Executive Officer of Avery Dennison Corporation, a packaging and labeling solutions company, from 2014 to 2016. Prior to that, he served as Avery Dennison's Chairman, President and Chief Executive Officer from 2010 to 2014 and as its President and Chief Executive Officer from 2005 to 2010. After stepping down as Chief Executive Officer, Mr. Scarborough remained Chairman of the Board through April 2019. Having joined Avery Dennison in 1983, Mr. Scarborough served in a series of leadership roles both in the United States and abroad until he was appointed Chief Operating Officer in 2000 and later Chief Executive Officer.

Qualifications

Having served as Avery Dennison's Chief Executive Officer for 11 years, Mr. Scarborough brings to the Board substantial experience in manufacturing and distribution operations. As a former public company chief executive officer, he has relevant experience in finance, human resources and corporate governance. He also brings a global business and manufacturing perspective, having led Avery Dennison's Label and Packaging Materials Europe business while he was based in the Netherlands. Mr. Scarborough also brings to the Board valuable perspectives and insights from his service on the board of directors of Graphic Packaging Holding Company, including its Audit Committee, and prior service on Mattel, Inc.'s board of directors.

Other public company boards

Current	Within last five years
Graphic Packaging Holding Company	Avery Dennison Corporation
	Mattel, Inc.



Age 63

Director since
September 2019

Board Committees
● Audit

Independent Director

JOHN H. WEILAND

President and Chief Operating Officer, C. R. Bard, Inc. (retired)

Background

Mr. Weiland served as President and Chief Operating Officer of medical device company C. R. Bard, Inc. from 2003 until 2017, when Bard was acquired by Becton, Dickinson and Company. He also served on Bard's board of directors from 2005 to 2017, becoming Vice Chairman of the Board in 2016. Mr. Weiland joined Bard in 1996 and held the position of Group President, with global responsibility for several Bard divisions and its worldwide manufacturing operations prior to becoming President and Chief Operating Officer. Prior to Bard, he held senior management positions at Dentsply International, American Hospital Supply, Baxter Healthcare and Pharmacia AB.

Qualifications

Mr. Weiland brings over 40 years of healthcare industry experience to the Board, including executive leadership at a medical device company and significant international business experience. He has relevant experience in regulatory compliance, global markets and manufacturing operations. Mr. Weiland also brings to the Board valuable perspectives and insights from his service on the board of directors of Celgene Corporation, including its Audit Committee, and prior service on West Pharmaceutical Services' board of directors, including chairing its Compensation and Finance Committees.

Other public company boards

Current	Within last five years
Celgene Corporation	C. R. Bard, Inc.
	West Pharmaceutical Services, Inc.

Director Skills Matrix

Our director nominees possess relevant skills and experience that contribute to a well-functioning Board that effectively oversees our strategy and management.

Director Nominee Skills and Experience	Arnold	Cox	Darden	Downey	Hemingway Hall	Johri	Kaufmann	Kenny	Killefer	Losh	Scarborough	Weiland
Board leadership as a board chair, lead director or committee chair equips directors to lead our Board and its Committees		✓		✓	✓			✓	✓	✓	✓	✓
Financial expertise as a finance executive or CEO brings valuable experience to the Board and our management team				✓	✓	✓	✓	✓	✓	✓	✓	
Healthcare expertise as a leader of a healthcare company or a consulting firm with a healthcare practice provides industry experience		✓		✓	✓		✓		✓	✓		✓
Operations experience increases the Board's understanding of our distribution and manufacturing operations	✓	✓	✓	✓			✓	✓			✓	✓
Regulatory/legal/public policy experience helps the Board assess and respond to an evolving business and healthcare regulatory environment		✓		✓	✓		✓		✓			✓
International experience brings critical insights into the opportunities and risks of our international businesses	✓	✓		✓		✓	✓	✓		✓	✓	✓
Information technology experience contributes to the Board's understanding of the information technology aspects of our business	✓				✓	✓						

Our Board's Composition and Structure

Our Board Leadership Structure

Mr. Kenny has served as the independent, non-executive Chairman of the Board since November 2018, when we separated the Chairman and Chief Executive Officer roles. In addition to serving as a liaison between the Board and management, key responsibilities of the Chairman include:

- calling meetings of the Board and independent directors;

- setting the agenda for Board meetings in consultation with the other directors, the Chief Executive Officer and the corporate secretary;

- reviewing Board meeting materials before circulation;

- chairing Board meetings, including the executive sessions of the independent directors;

- participating in the annual Chief Executive Officer performance evaluation;

- acting as an advisor to Mr. Kaufmann on strategic aspects of the Chief Executive Officer role, with regular consultations on major developments and decisions; and

- holding governance discussions with large investors.

The Board considered a wide range of factors in determining that its current leadership structure is the most appropriate arrangement at the present time, including current market practice and the views of shareholders. The Nominating and Governance Committee periodically reviews, assesses and makes recommendations to the Board regarding the Board's leadership structure.

Board Diversity

Our Corporate Governance Guidelines provide that the Board should be diverse, engaged and independent. In identifying and evaluating candidates for the Board, the Nominating and Governance Committee considers the diversity of the Board, including diversity of skills, experience and backgrounds, as well as ethnic and gender diversity. We believe that our Board nominees reflect an appropriate mix of skills, experience and backgrounds and strike the right balance of longer serving and newer directors.



Gender and Ethnic Diversity

4 Women **2** Ethnically Diverse

Years of Service on Board of Directors*

5 0-3 years **4** 4-10 years **3** 11-13 years

Average Tenure is **5.7 years**

* *Does not include Mr. Losh's prior service on our Board from 1996 to 2009.*

How We Identify, Add and On-Board New Directors

The Nominating and Governance Committee is responsible for identifying, reviewing and recommending director candidates and our Board is responsible for selecting candidates for election as directors based on the Nominating and Governance Committee's recommendations.

While the process may vary depending on the director candidate, our general approach is the following:



1 Identify needs
The Nominating and Governance Committee regularly assesses the Board's composition and succession planning focusing on any particular skills or expertise that could be beneficial.

2 Retain search firm
The Nominating and Governance Committee usually retains a search firm to help identify and assess director candidates.

3 Conduct interviews
Members of the Nominating and Governance Committee and other directors interview promising candidates.

4 Select nominee
The Nominating and Governance Committee recommends a candidate to the Board, which elects the individual as a new director.

Mr. Kenny identified Mr. Losh as a potential candidate for consideration by the Nominating and Governance Committee. Mr. Losh had the immediate ability to chair our Audit Committee, based on his financial expertise and prior service on our Board, after two key Audit Committee members, including the former chair, left the Board last Fall. In addition, Mr. Losh brings extensive public company board experience.

A search firm retained by the Nominating and Governance Committee identified Mr. Scarborough, and Mses. Cox and Hemingway Hall, who serve on the Celgene board of directors with him, identified Mr. Weiland, as potential candidates for consideration by the Nominating and Governance Committee. Mr. Scarborough brings to the Board substantial experience as

a former public company Chief Executive Officer with manufacturing and distribution operations experience. Mr. Weiland has executive leadership experience at a medical device company, as well as significant international business experience.

New directors participate in a comprehensive, full-day director orientation program, which includes meetings with senior management. This orientation program helps new directors become familiar with our business and strategy, significant financial matters, ethics and compliance program, corporate governance practices and risk management and human resources functions.

Director Attendance

The Board held six meetings during fiscal 2019. Each director attended 75% or more of the meetings of the Board and Board committees on which he or she served during the fiscal year.

All of our directors at the time attended the 2018 Annual Meeting of Shareholders. Absent unusual circumstances, each director is expected to attend the Annual Meeting of Shareholders.

Board Committees

The Board has an Audit Committee, a Nominating and Governance Committee and a Human Resources and Compensation Committee (the "Compensation Committee"). Each member of these committees is independent under our Corporate Governance Guidelines and under applicable committee independence rules.

The charter for each of these committees is available on our website at www.cardinalhealth.com under "About Us — Corporate — Investor

Relations — Corporate Governance — Board Committees and Charters." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

The Board also has an Ad Hoc Committee of independent directors formed in 2018 to assist the Board in its oversight of opioid-related issues.

Audit Committee

Members:[1]

J. Michael Losh (Chair)[2]
Colleen F. Arnold[3]
Akhil Johri
Dean A. Scarborough[4]
John H. Weiland[4]

Meetings in fiscal 2019: 6

The Audit Committee's primary duties are to:

- oversee the integrity of our financial statements, including reviewing annual and quarterly financial statements and earnings releases and the effectiveness of our internal and disclosure controls;

- appoint the independent auditor and oversee its qualifications, independence and performance, including pre-approving all services by the independent auditor;

- review our internal audit plan and oversee our internal audit department;

- approve the appointment of our Chief Legal and Compliance Officer and oversee our ethics and compliance program and our compliance with applicable legal and regulatory requirements; and

- oversee our major financial and information technology risk exposures and our process for assessing and managing risk through our enterprise risk management program.

The Board has determined that each of Messrs. Johri, Losh and Scarborough is an "audit committee financial expert" for purposes of the U.S. Securities and Exchange Commission ("SEC") rules.

Nominating and Governance Committee

Members:

Patricia A. Hemingway Hall (Chair)[5]
Bruce L. Downey[6]
Gregory B. Kenny

Meetings in fiscal 2019: 4

The Nominating and Governance Committee's primary duties are to:

- identify, review and recommend candidates for the Board, including recommending criteria to the Board for potential Board candidates and assessing the qualifications, attributes, skills, contributions and independence of individual directors and director candidates;

- oversee the Board's succession planning;

- make recommendations to the Board concerning the structure, composition and functions of the Board and its Committees, including Board leadership and leadership structure;

- review our Corporate Governance Guidelines and governance practices and recommend changes;

- oversee our environmental sustainability and other corporate citizenship activities, including our policies and practices regarding political expenditures; and

- conduct the annual Board evaluation and oversee the process for the evaluation of each director.

(1) Clayton M. Jones served as chair of the Audit Committee until his term expired at the 2018 Annual Meeting of Shareholders. David J. Anderson served on the Audit Committee until he resigned from the Board in September 2018. Mr. Downey served on the Audit Committee until September 2019.
(2) Mr. Losh became chair of the Audit Committee in December 2018 when he joined the Board.
(3) Ms. Arnold became a member of the Audit Committee in November 2018. She served on the Nominating and Governance Committee until November 2018.
(4) Messrs. Scarborough and Weiland became members of the Audit Committee in September 2019.
(5) Ms. Hemingway Hall became chair of the Nominating and Governance Committee in November 2018.
(6) Mr. Downey became a member of the Nominating and Governance Committee in November 2018.

Human Resources and Compensation Committee

Members:[1]

Carrie S. Cox (Chair)[2]
Calvin Darden
Patricia A. Hemingway Hall[3]
Nancy Killefer

Meetings in fiscal 2019: 7

The Compensation Committee's primary duties are to:

- approve compensation for the Chief Executive Officer, establish relevant performance goals and evaluate his performance;
- approve compensation for our other executive officers and oversee their evaluations;
- make recommendations to the Board with respect to the adoption of equity and incentive compensation plans and administer such plans;
- review our non-management directors' compensation program and recommend changes to the Board;
- oversee the management succession process for the Chief Executive Officer and senior executives;
- oversee workplace diversity and inclusion initiatives and progress;
- oversee and assess material risks related to compensation arrangements; and
- assess the independence of Compensation Committee's consultant and evaluate its performance.

The Compensation Discussion and Analysis, which begins on page 30, discusses how the Compensation Committee makes compensation-related decisions regarding our named executive officers.

Ad Hoc Committee

Members:

Bruce L. Downey (Chair)
Carrie S. Cox
Calvin Darden
Gregory B. Kenny

Meetings in fiscal 2019: 9

The Ad Hoc Committee assists the Board in its oversight of Cardinal Health's response to the nationwide problem of prescription opioid abuse. It receives and discusses regular reports from management and our external advisors on our initiatives and other developments and provides management input and direction. It also provides advice, regular reports and recommendations to the Board. The Ad Hoc Committee receives updates regarding, among other things:

- investigations and litigation, including the Multi-District Litigation before Judge Polster in Ohio, with the first trial scheduled for October 2019, and related discussions of possible litigation resolutions;
- anti-diversion and controlled substance reporting programs;
- risks posed to Cardinal Health by the opioid epidemic and related litigation from a legal, financial and reputational perspective;
- changes in the regulatory and legislative environment;
- Cardinal Health's Opioid Action Program; and
- engagement with shareholders, employees, public officials and other key stakeholders.

(1) David P. King served as chair of the Compensation Committee until November 2018.
(2) Ms. Cox became chair of the Compensation Committee in November 2018.
(3) Ms. Hemingway Hall became a member of the Compensation Committee in November 2018.

Our Board's Primary Role and Responsibilities and Processes

Our Board's Primary Role and Responsibilities

Our Corporate Governance Guidelines provide that our Board serves as the representative of, and acts on behalf of, all the shareholders of Cardinal Health. In that regard, some primary functions of the Board include:

- reviewing, evaluating and, where appropriate, approving our major business strategies, capital deployment and long-term plans and reviewing our performance;

- planning for and approving management succession; and

- overseeing our policies and procedures for assessing and managing compliance and risk.

How our Board Oversees Our Strategy and Capital Deployment

The Board receives updates on company performance and regularly discusses our strategy considering the competitive environment, developments in the rapidly changing healthcare industry and the global business and economic environment. The Board reviews and approves capital deployment, including dividends, financing and share repurchase plans, and significant acquisitions and divestitures.

At least annually, the Board conducts a dedicated strategy session with in-depth discussions of our industry, specific businesses and new business opportunities. At these sessions, the Board discusses risks related to our strategies, including risks resulting from possible competitor, customer and supplier actions. The Board also considers various elements of strategy at each regular quarterly meeting. The collective backgrounds, skills and experiences of our directors, including broad industry experience, contribute to robust discussions of strategy and the related risks.

As a recent example of our Board's oversight and engagement in these areas, the Board and management had been conducting a comprehensive review of our portfolio, cost structure and capital deployment. The Board was actively engaged in this process with detailed analyses and extensive discussions. These strategic initiatives include:

- **Cost structure**: fundamental review of how we operate;

- **Cordis**: repositioning the business for growth;

- **Patient Recovery**: successfully integrating and operating the business;

- **Pharmaceutical distribution business model**: evaluating the upstream and downstream elements of the business model;

- **Portfolio and partnerships**: simplifying our portfolio of businesses and expanding in critical spaces; and

- **Capital deployment**: being disciplined and thoughtful in our approach.

Management has provided updates to investors on the costs savings achieved and progress on other strategic initiatives in its quarterly earnings calls with investors.

Early in fiscal 2019, we entered into a partnership with Clayton, Dubilier & Rice, LLC for our naviHealth business. The Board had reviewed and discussed strategic alternatives for this business and approved the transaction in fiscal 2018. The investment structure provides naviHealth with the resources needed to support and accelerate its growth trajectory.

How our Board Engages in Management Succession

The Compensation Committee and the Board are actively engaged in our talent management program. The Compensation Committee oversees the process for succession planning for the Chief Executive Officer and other senior executives, and management provides an organizational update at each quarterly Compensation Committee meeting.

The full Board holds a formal succession planning and talent review session annually, which includes succession planning for the Chief Executive Officer and other senior executives. These sessions include identification of internal candidates and desired leadership skills and key capabilities and experience in light of our current and evolving business and strategic direction.

Directors interact with our leaders through Board presentations and discussions, as well as through informal events and planned one-on-one sessions.

The Board maintains an emergency succession plan, as well as a long-term succession plan for the position of Chief Executive Officer.

Since the beginning of fiscal 2019, our succession planning process has helped Mr. Kaufmann build his executive leadership team with both seasoned Cardinal Health veterans and highly experienced new hires. In addition, David C. Evans joined us in September 2019 as interim Chief Financial Officer while we are conducting an external search for a permanent Chief Financial Officer.



SEPT 18

Ola M. Snow

Chief Human Resources Officer

Ms. Snow was promoted after having served in a variety of human resources roles over the last 18 years, most recently leading corporate human resources functions, such as talent management and acquisition, total rewards and diversity and inclusion, and before that serving as human resources leader for the Medical segment.

NOV 18

Victor L. Crawford

Chief Executive Officer
Pharmaceutical Segment

Mr. Crawford joined the company after leading Aramark's healthcare and higher education dining solution businesses selling to hospitals, colleges and universities.

FEB 19

Brian S. Rice

Executive Vice President, Chief Information Officer and Customer Support Services

Before joining Cardinal Health, Mr. Rice's most recent role was Senior Vice President, Chief Information Officer and Global Business Services for Kellogg Company.

MAR 19

Jessica L. Mayer

Chief Legal and Compliance Officer

Formerly our Deputy General Counsel and a 12-year veteran of Cardinal Health, Ms. Mayer has broad legal and compliance experience at the company. In her prior role, she oversaw the company's legal function and also served as corporate secretary to the Board, providing legal counsel to management and the Board.

AUG 19

Stephen M. Mason

Chief Executive Officer
Medical Segment

A 20-year veteran of Cardinal Health, Mr. Mason has successfully led businesses within both the Medical and Pharmaceutical segments, including most recently the Cardinal Health at-Home Solutions business within the Medical segment, which delivered strong and consistent growth under his leadership.

How our Board Oversees Risk

A summary of the allocation of general risk oversight functions among management, the Board and its Committees is as follows:



Board of Directors

Strategic risks and oversight of overall risks

Audit Committee

Major financial and information technology risks, legal, regulatory and compliance risks, and oversight of enterprise risk management program

Human Resources & Compensation Committee

Compensation-related risks, human capital risks, and management succession risks

Nominating & Governance Committee

Governance risks, Board succession risks, and corporate citizenship risks

Ad Hoc Committee

Oversight of Cardinal Health's response to the opioid epidemic and related litigation, regulatory and reputational risks

Management

Identification, assessment and management of risks through enterprise risk management program

Management has day-to-day responsibility for assessing and managing risks, and the Board is responsible for risk oversight. Management has developed and administers an enterprise risk management program, which the Audit Committee oversees. Through this process, management identifies and prioritizes enterprise risks and develops systems to assess, monitor and mitigate those risks. Management reviews and discusses with the Board significant risks identified through this program.

The Audit Committee is responsible for discussing with management major financial risk exposures, our ethics and compliance program and compliance with legal and regulatory requirements. The Board and Audit Committee receive regular updates on our ethics and compliance and cybersecurity programs. During fiscal 2019, the Board received a report on an information technology risk assessment conducted by a third-party

highlighting program strengths, risks and recommendations and is monitoring implementation of recommended actions.

In connection with its risk oversight role, the Audit Committee meets regularly with representatives from our independent auditor and with our Chief Financial Officer, Chief Legal and Compliance Officer and the head of our internal audit function.

The Ad Hoc Committee assists the Board in its oversight of our response to the opioid epidemic. The Ad Hoc Committee receives updates and assesses the implications for Cardinal Health of, among other things, the risks posed by the opioid epidemic and related litigation from a legal, financial and reputational perspective.

Our Ethics and Compliance Program

Our Board has adopted written *Standards of Business Conduct* that outline our corporate values and standards of integrity and behavior. The *Standards of Business Conduct* are designed to foster a culture of integrity, drive compliance with legal and regulatory requirements, and protect and promote the reputation of our company. The full text of the *Standards of Business Conduct* is posted on our website at www.cardinalhealth.com under "About Us — Who we are — Ethics and Compliance." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Our Chief Legal and Compliance Officer has responsibility to implement and maintain an effective ethics and compliance program. She provides quarterly updates on our ethics and compliance program to the Audit Committee and an update to the full Board at least once a year, or more frequently as needed. She reports to the Chairman of the Audit Committee and to the Chief Executive Officer and meets in executive session quarterly with the Audit Committee.

The Board's Role in Oversight of Corporate Citizenship

The Nominating and Governance Committee is charged with overseeing our environmental sustainability and other corporate citizenship activities, including our policies and practices regarding political expenditures. Our corporate citizenship reports are available on our website at www.cardinalhealth.com under "About Us — Corporate Citizenship."

The Board's Role in Oversight of Corporate Culture

In line with the growing interest from shareholders in corporate culture, the Board continues to assess and monitor corporate culture at Cardinal Health and how it fosters our business strategies. To inform the Board about our human capital and cultural health, we developed a cross-functional culture scorecard that we share with the Board annually. The scorecard includes employee engagement survey data, employee turnover, diverse employee and management representation, business conduct line data and employee health and safety measures.

Our Path Forward

As part of our broader strategic and financial plans, we began fiscal 2020 by clarifying for our employees what we are calling "Our Path Forward," which outlines both the plans and initiatives we have underway to advance our objectives and the key competitive advantages and values that will be vital to our success.

Our path forward

Why we exist

We deliver products and solutions to improve the lives of people every day.

Where we are going

We aspire to be healthcare's most trusted partner by building upon our scale and heritage in distribution, products and solutions, while driving growth in evolving areas of healthcare through customer insights, data and analytics, and focusing our resources on what matters most.

How we will succeed



Grow and develop
our people



Optimize
our core



Prioritize
our work



Invest
for growth

What we value

Integrity
we hold ourselves to the highest ethical standards

Inclusive
we embrace differences to drive the best outcomes

Innovative
we develop new ways of thinking, operating and serving customers

Accountable
we bring passion, determination and grit to deliver on our commitments

Mission driven
we serve the greater goal of healthcare

Our Board Evaluation Process

Each year, our Board conducts a rigorous self-evaluation process, which usually includes individual director evaluations. This process is overseen by the Nominating and Governance Committee, led by our Nominating and Governance Committee Chair and conducted by an outside facilitator with corporate governance experience. The outside facilitator interviews each director to obtain anonymous feedback regarding the Board's performance and effectiveness. This feedback helps the Board identify follow-up items and provide feedback to management.

The Board evaluation process includes an assessment of both Board process and substance, including:

- the Board's effectiveness, structure, composition, succession and culture;

- the quality of Board discussions;

- the Board's performance in oversight of business performance, strategy, succession planning, risk management, ethics and compliance and other key areas; and

- agenda topics for future meetings.

The outside facilitator also obtains feedback regarding each individual director, which is provided to the director in individual discussion. The Board believes that this annual evaluation process supports its effectiveness and continuous improvement.

In addition to the full Board's evaluation process, each of the Audit, Compensation and Nominating and Governance Committees annually review their charters and conduct their own Committee self-evaluation.

Director Independence

The Board has established director independence standards based on the New York Stock Exchange ("NYSE") rules. These standards can be found in our Corporate Governance Guidelines on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Corporate Governance Documents." These standards address, among other things, employment and compensation relationships, relationships with our auditor and customer and business relationships.

The Board assesses director independence at least annually, based on the recommendations of the Nominating and Governance Committee. The Board has determined that each of Messrs. Darden, Downey, Johri, Kenny, Losh, Scarborough and Weiland, and each of Mses. Arnold, Cox, Hemingway Hall and Killefer, is independent.

Mr. Anderson, who served on our Board until September 2018, and Messrs. Jones and King, who served on our Board until our 2018 Annual Meeting of Shareholders, were determined to be independent as disclosed in our proxy statement for the 2018 Annual Meeting of Shareholders.

Shareholder Engagement

It has been our long-standing practice to actively engage with our shareholders throughout the year so that management and the Board can better understand shareholder perspectives on governance, executive compensation and other topics. We strive for a collaborative approach to engagement and value shareholders' perspectives.

During fiscal 2019, we again engaged with governance professionals from our largest shareholders. Our engagement discussions covered, among other topics, our Board's composition and leadership changes, the Board's oversight of our response to the opioid epidemic and related litigation, the Board's engagement in the comprehensive strategic review, our executive transitions and our human capital management programs and corporate culture. We also continued to hold constructive discussions with members of the Investors for Opioid Accountability coalition.

A general overview of our annual engagement process is below.



Spring	Summer	Fall	Winter
Review governance best practices and trends	Solicit governance feedback from top investors	Mail proxy statement	Review results of Annual Meeting voting, including investor feedback and input
Begin planning for Annual Meeting	Communicate feedback to Board	Solicit feedback from top investors on proxy topics	Plan for and begin outreach to top investors
Begin planning and drafting proxy statement	Board sets agenda for Annual Meeting	Shareholders vote at Annual Meeting	

After considering feedback from shareholders in recent years, we have:

- separated the Chairman of the Board and Chief Executive Officer roles;
- increased our communications about the Ad Hoc Committee and the Board's oversight of opioid-related issues;
- enhanced our disclosures regarding how we identify, add and on-board new directors;
- added a Chairman's letter to our proxy statement;
- enhanced our executive compensation clawback provision;
- changed the long-term incentive compensation mix for executives, increasing the proportion of performance share units ("PSUs") to 60% and eliminating stock options; and
- adopted a policy to explain the exclusion of certain legal and compliance costs from our incentive performance metrics and give a breakdown of any such excluded costs.

We received a shareholder proposal for the 2018 Annual Meeting of Shareholders to reduce the share ownership threshold to call a special meeting of shareholders from its current 25% to 10%. The proposal failed on a close vote. Given the close vote, we asked shareholders during our fiscal 2019 engagement whether they thought we should consider changing our ownership threshold. Views were mixed with many supporting our current threshold and some suggesting that we consider reducing it. We determined based on this feedback and the majority vote against last year's proposal that maintaining our existing 25% ownership threshold continues to be appropriate, but we continue to discuss this matter with shareholders and monitor developing practices.

Director Compensation

Overview

Our non-management director compensation program is approved by our Board based on the recommendation of the Compensation Committee. The Compensation Committee receives comparative market data and recommendations from its compensation consultant with regard to the structure and amounts of our director compensation. Total director compensation is targeted at the median amount among our Comparator Group, which is discussed on page 36.

Following the Compensation Committee's most recent review of director compensation in May 2019, and based on the recommendation of its compensation consultant, the Compensation Committee recommended to the Board, and the Board approved, increases to the annual retainers and restricted share unit ("RSU") grants effective in November 2019. The new compensation aligns with our target of the median director compensation for the Comparator Group.

In November 2018, the Compensation Committee had recommended to the Board, and the Board approved, prorated grants of RSUs to directors when they are first elected to the Board to align with market practice.

Compensation Arrangements

The table below shows the elements and amount of compensation that we pay to our non-management directors.

Compensation Element	Amount before November 7, 2018 ($)	Amount from November 7, 2018 to November 5, 2019 ($)	Amount on and after November 6, 2019 ($)
Annual retainer[1]	100,000	105,000	115,000
RSUs[2]	160,000	175,000	185,000
Committee chair annual retainer[1]			
Audit Committee	20,000	25,000	25,000
Compensation Committee	15,000	20,000	20,000
Nominating and Governance Committee	10,000	15,000	15,000
Lead Director compensation			
Annual retainer[1]	20,000	–	–
Annual RSUs	20,000	–	–
Non-executive Chairman of the Board compensation			
Annual retainer[1]	–	125,000	125,000
Annual RSUs	–	125,000	125,000

(1) Retainer amounts are paid in cash in quarterly installments.

(2) Each new non-management director receives an initial RSU grant and an annual RSU grant thereafter on the date of our Annual Meeting of Shareholders. The initial grant is prorated to reflect service between the election date and the one-year anniversary of the prior year's Annual Meeting of Shareholders. We value the RSUs based on the closing share price on the grant date. RSUs vest one year from the grant date (or, for annual grants, on the date of the next Annual Meeting of Shareholders, if earlier) and settle in common shares. We accrue cash dividend equivalents that are payable upon vesting of the RSUs. All unvested RSUs become fully vested upon a "change of control" (as defined under "Potential Payments on Termination of Employment and Change of Control" on page 47) unless the director is asked to continue to serve on the board of directors of the surviving entity or its affiliates and receives a qualifying replacement award.

Directors may receive additional compensation for performing duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members. Messrs. Darden and Kenny and Ms. Cox receive $10,000 per year for service on the Ad Hoc Committee and Mr. Downey receives $25,000 per year for chairing the Ad Hoc Committee.

Directors may elect to defer payment of their cash retainers into the Cardinal Health Deferred Compensation Plan ("DCP"). For directors, deferred balances under the DCP are paid in cash upon termination from Board service, death or disability in a single lump sum or annual installment payments over a period of five or ten years. A director also may defer receipt of common shares that otherwise would be issued on the date that RSUs vest until termination from Board service.

Our directors may participate in our matching gift program. Under this program and subject to certain restrictions, the Cardinal Health Foundation (our philanthropic affiliate) will match contributions for eligible non-profit organizations.

Director Compensation for Fiscal 2019

The non-management directors received the following compensation during fiscal 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
David J. Anderson[2]	18,207	–	–	18,207
Colleen F. Arnold	103,247	175,001	–	278,248
Carrie S. Cox	126,236	175,001	–	301,237
Calvin Darden	113,247	175,001	–	288,248
Bruce L. Downey	128,247	175,001	–	303,248
Patricia A. Hemingway Hall	112,989	175,001	–	287,990
Akhil Johri	103,247	294,581[3]	–	397,828
Clayton M. Jones[4]	42,065	–	–	42,065
Gregory B. Kenny	204,946	300,001	–	504,947
Nancy Killefer	103,247	175,001	–	278,248
David P. King[4]	40,313	–	–	40,313
J. Michael Losh[5]	74,538	161,443[6]	3,000[7]	238,982
Dean A. Scarborough[8]	–	–	–	–
John H. Weiland[8]	–	–	–	–

(1) These awards are RSUs granted under the Amended Cardinal Health, Inc. 2011 Long-Term Incentive Plan (the "2011 LTIP"). We valued the RSUs by multiplying the closing price of our common shares on the NYSE on the grant date by the number of RSUs awarded. As of June 30, 2019, the aggregate number of shares underlying unvested RSUs held by each director serving on that date was as follows: Ms. Arnold — 3,164 shares; Ms. Cox — 3,164 shares; Mr. Darden — 3,164 shares; Mr. Downey — 3,164 shares; Ms. Hemingway Hall — 3,164 shares; Mr. Johri — 5,326 shares; Mr. Kenny — 5,424 shares; Ms. Killefer — 3,164 shares; and Mr. Losh — 3,225 shares.

(2) Mr. Anderson resigned from the Board in September 2018.

(3) Reflects Mr. Johri's annual grant made in November 2018 and a make-up initial RSU grant made in November 2018.

(4) Mr. Jones and Mr. King decided not to stand for re-election at the 2018 Annual Meeting of Shareholders.

(5) Mr. Losh joined the Board in December 2018.

(6) Reflects initial RSU grant made in December 2018.

(7) Represents a company match attributable to a charitable contribution under our matching gift program.

(8) Messrs. Scarborough and Weiland joined the Board in September 2019, after the end of fiscal 2019.

Related Person Transactions Policy and Process

Related Person Transactions Policy

We have a written policy that the Audit Committee must approve or ratify any "related person transactions" (transactions exceeding $120,000 in which we are a participant and any related person has a direct or indirect material interest). "Related persons" include our directors, nominees for election as a director, persons controlling over 5% of our common shares, executive officers and the immediate family members of each of these individuals.

Once a related person transaction is identified, the Audit Committee will review all the relevant facts and circumstances and determine whether to approve the transaction. The Audit Committee will take into account such factors as it considers appropriate, including the material terms of the transaction, the nature of the related person's interest in the transaction, the significance of the transaction to the related person and us, the nature of the related person's relationship with us and whether the transaction would be likely to impair the judgment of a director or executive officer to act in our best interest.

If advance approval of a transaction is not feasible, the Audit Committee will consider the transaction for ratification at its next regularly scheduled meeting. The Audit Committee Chairman may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $1 million.

Related Person Transactions

Since July 1, 2018, there have been no transactions, and there are no currently proposed transactions, involving an amount exceeding $120,000 in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest.

Audit Committee Matters

Proposal 2 — Ratification of Appointment of Ernst & Young LLP as Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditor and approves the audit engagement with Ernst & Young LLP and its audit fees. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for fiscal 2020 and believes that the continued retention of Ernst & Young LLP as our independent auditor is in the best interest of Cardinal Health and its shareholders. Ernst & Young LLP has served as our independent auditor since 2002. In accordance with SEC rules, lead audit partners are subject to rotation requirements, which limit the number of consecutive years an individual partner may serve us. The Audit Committee oversees the rotation of the audit partners. The Audit Committee Chairman interviews candidates for audit partner and the Audit Committee discusses them.

While not required by law, we are asking our shareholders to ratify the appointment of Ernst & Young LLP as our independent auditor for fiscal 2020 at the Annual Meeting as a matter of good corporate governance. If shareholders do not ratify this appointment, the Audit Committee will consider whether it is appropriate to appoint another audit firm. Even if the appointment is ratified, the Audit Committee in its discretion may appoint a different audit firm at any time during the fiscal year if it determines that such a change would be in the best interest of Cardinal Health and its shareholders. Our Audit Committee approved, and our shareholders ratified with 98.6% support, the appointment of Ernst & Young LLP as our independent auditor for fiscal 2019.

We expect representatives of Ernst & Young LLP to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders.

✓ **The Board recommends that you vote FOR the proposal to ratify the appointment of Ernst & Young LLP as our independent auditor for fiscal 2020.**

Audit Committee Report

The Audit Committee is responsible for overseeing: the integrity of Cardinal Health's financial statements; the independent auditor's qualifications, independence and performance; Cardinal Health's internal audit function; Cardinal Health's ethics and compliance program and its compliance with legal and regulatory requirements; and Cardinal Health's processes for assessing and managing risk. As of the date of this report, the Audit Committee consists of four members of the Board of Directors. The Board of Directors has determined that each of Messrs. Downey, Losh and Johri is an "audit committee financial expert" for purposes of the SEC rules and that each Committee member is independent. The Audit Committee's activities are governed by a written charter, which is available on Cardinal Health's website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Board Committees and Charters."

Management has primary responsibility for the financial statements and for establishing and maintaining the system of internal control over financial reporting. Management also is responsible for reporting on the effectiveness of Cardinal Health's internal control over financial reporting. Cardinal Health's independent auditor, Ernst & Young LLP, is responsible for performing an independent audit of Cardinal Health's consolidated financial statements and for issuing a report on the financial statements and a report on the effectiveness of Cardinal Health's internal control over financial reporting based on its audit.

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended June 30, 2019 with management and with Ernst & Young LLP. The Audit Committee also reviewed and discussed with management and Ernst & Young LLP the effectiveness of Cardinal Health's internal control over financial reporting as well as management's report and Ernst & Young LLP's report on the subject. The Audit Committee discussed with Ernst & Young LLP the matters related to the conduct of its audit that are required to be communicated by auditors to audit committees under applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and matters related to Cardinal Health's financial statements, including critical accounting estimates and judgments. The Audit Committee received from Ernst & Young LLP the written disclosures and letter regarding Ernst & Young LLP's independence from Cardinal Health required by applicable PCAOB requirements and discussed Ernst & Young LLP's independence.

The Audit Committee meets regularly with Ernst & Young LLP, with and without management present, to review the overall scope and plans for Ernst & Young LLP's audit work and to discuss the results of its examinations, the evaluation of Cardinal Health's internal control over financial reporting and the overall quality of Cardinal Health's accounting and financial reporting. In addition, the Audit Committee annually considers the performance of Ernst & Young LLP.

In reliance on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended June 30, 2019 be included in Cardinal Health's Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors on August 16, 2019.[1]

J. Michael Losh, Chairman
Colleen F. Arnold
Bruce L. Downey[2]
Akhil Johri

Fees Paid to Ernst & Young LLP

The following table sets forth the fees billed to us by Ernst & Young LLP for services in fiscal 2019 and 2018.

	Fiscal 2019 ($)	Fiscal 2018 ($)
Audit fees[1]	13,380,007	12,696,980
Audit-related fees[2]	2,168,768	1,480,461
Tax fees[3]	730,995	588,408
All other fees	–	–
TOTAL FEES	**16,279,770**	**14,765,849**

(1)   Audit fees include fees paid to Ernst & Young LLP related to the annual audit of consolidated financial statements, the annual audit of the effectiveness of internal control over financial reporting, the review of financial statements included in Quarterly Reports on Form 10-Q and statutory audits of various international subsidiaries. Audit fees also include fees for services performed by Ernst & Young LLP that are closely related to the audit and in many cases could only be provided by the independent auditor, such as comfort letters and consents related to SEC registration statements.

(2)   Audit-related fees include fees for services related to acquisitions and divestitures, audit-related research and assistance, service auditor's examination reports and employee benefit plan audits.

(3)   Tax fees include fees for tax compliance and other tax-related services. The aggregate fees billed to us by Ernst & Young LLP for tax compliance for fiscal 2019 and 2018 were $724,560 and $588,408, respectively.

Policy on Pre-Approval of Services Provided by Ernst & Young LLP

The Audit Committee must pre-approve the audit and permissible non-audit services performed by our independent accountants in order to help ensure that the accountants remain independent of Cardinal Health. The Audit Committee has adopted a policy governing this pre-approval process.

Under the policy, the Audit Committee annually pre-approves certain services and assigns specific dollar thresholds for these types of services. If a proposed service is not included in the annual pre-approval, the Audit Committee must separately pre-approve the service before the engagement begins.

The Audit Committee has delegated pre-approval authority to the Audit Committee Chairman for proposed services up to $500,000. Proposed services exceeding $500,000 require full Audit Committee approval.

All audit and non-audit services provided for us by Ernst & Young LLP for fiscal 2019 and 2018 were pre-approved by the Audit Committee.

(1)   Messrs. Scarborough and Weiland joined the Board and Audit Committee effective September 1, 2019 after the review, discussions and recommendations referred to in the Audit Committee Report took place.

(2)   Mr. Downey served on the Audit Committee until September 1, 2019.

Executive Compensation

Proposal 3 — Advisory Vote to Approve the Compensation of Our Named Executive Officers

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking our shareholders to approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in this proxy statement.

We urge shareholders to read the Compensation Discussion and Analysis beginning on the next page of this proxy statement, which describes in more detail how our executive compensation program operates and is designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables, notes and narrative appearing on pages 38 through 48, which provide detailed information on the compensation of our named executive officers.

Although this advisory vote is not binding on the Board, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

The Board has adopted a policy providing for annual say-on-pay advisory votes. Accordingly, the next say-on-pay advisory vote will be held at our 2020 Annual Meeting of Shareholders.

☑ **The Board recommends that you vote FOR the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in this proxy statement.**

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis focuses on the fiscal 2019 compensation of the following current and former executive officers (the "named executive officers" or "named executives") and describes the executive compensation program and the Compensation Committee's decisions under it.

Michael C. Kaufmann	**Chief Executive Officer**
Victor L. Crawford	**Chief Executive Officer — Pharmaceutical Segment**
Jessica L. Mayer	**Chief Legal and Compliance Officer**
Jorge M. Gomez	**Former Chief Financial Officer (departed August 2019)**
Jon L. Giacomin	**Former Chief Executive Officer — Medical Segment (departed August 2019)**
Craig S. Morford	**Former Chief Legal and Compliance Officer (retired March 2019)**

Fiscal 2019 Highlights

Fiscal 2019 was a year of progress for Cardinal Health. We delivered on our overall goals and made significant strides on key strategic initiatives.

Fiscal 2019 performance highlights include:

- Revenue was $145.5 billion.

- GAAP operating earnings were $2.1 billion and non-GAAP operating earnings were $2.4 billion.

- GAAP EPS were $4.53. Non-GAAP EPS of $5.28 exceeded our guidance for the year.

- Generated strong operating cash flow of $2.7 billion.

- Returned $1.2 billion to shareholders, including $600 million in share repurchases and $577 million in dividends.

- Repaid $1.1 billion of long-term debt, strengthening our balance sheet and improving our financial flexibility.

- Pharmaceutical segment revenue was $129.9 billion. Segment profit was $1.8 billion, above our expectations. Strong revenue and earnings growth in our specialty pharmaceutical products and services business contributed to segment performance.

- Medical segment revenue was $15.6 billion. Segment profit was $576 million, below our expectations.

- Realized annual savings of over $130 million in fiscal 2019 through cost optimization initiatives, which exceeded our target and positions us to make strategic re-investments and generate significant future cost savings.

Other highlights for the fiscal year include:

- Renewed our contracts with CVS Health and Kroger for at least the next four years.

- Finalized a partnership with Clayton, Dubilier & Rice to jointly invest in naviHealth and accelerate its growth.

Our non-GAAP EPS performance over the past two years has negatively impacted our named executives' long-term incentive pay. We had no payout for PSUs that would have vested in fiscal 2018 and 2019 because combined non-GAAP EPS annual growth rate and dividend yield over the three-year performance periods was below the threshold.

See Annex A for reconciliations to the comparable GAAP financial measures and the reasons why we use non-GAAP financial measures.

CEO Compensation

Mr. Kaufmann's total compensation was up year-over-year in part because fiscal 2019 was his first full year as Chief Executive Officer. In addition, to bring Mr. Kaufmann's fiscal 2019 total direct compensation to the median of our Comparator Group data in recognition of his strong performance during his first full year as Chief Executive Officer and to incentivize him as he completes transitions on his executive team amid difficult industry dynamics, he received a $3.0 million RSU grant in June 2019.

Executive Transitions

Following several executive departures, our succession planning process identified key internal talent for some of these open roles and helped us determine that other roles were best filled by candidates outside of the organization.

Victor Crawford joined us in November 2018 as Chief Executive Officer — Pharmaceutical Segment. Before then, he was Chief Operating Officer, Healthcare, Education and Business Dining at Aramark. We provided Mr. Crawford with an initial long-term incentive grant of $3.0 million split equally between PSUs and RSUs and a $2.5 million cash sign-on bonus. The grants and sign-on bonus were intended to make up for compensation he forfeited when he left Aramark.

Jessica Mayer was promoted to Chief Legal and Compliance Officer in March 2019 following Craig Morford's retirement. Formerly our Deputy General Counsel and a 12-year veteran of Cardinal Health, Ms. Mayer has broad legal and compliance experience at the company. In her prior role, she oversaw our litigation, corporate securities, mergers and acquisitions, regulatory and commercial legal teams and served as corporate secretary to the Board, providing legal counsel to management and the Board.

Stephen M. Mason was promoted to Chief Executive Officer — Medical Segment in August 2019, replacing Jon Giacomin who left the company after the fiscal year-end. Mr. Mason is a 20-year veteran of Cardinal Health who has successfully led businesses within both the Medical and Pharmaceutical segments. Previously he led the Cardinal Health at-Home Solutions business within the Medical segment, which delivered strong and consistent growth under his leadership, and prior to that, he led the Kinray pharmaceutical distribution business. He also previously led the sales, sales operations and sourcing teams within our Pharmaceutical Distribution business, including the Consumer Health, Sales Administration, Retail Independent Sales and Retail National Accounts teams.

Finally, David C. Evans joined us in September 2019 as Chief Financial Officer on an interim basis while we conduct an external search for a permanent Chief Financial Officer. Mr. Evans is a seasoned financial executive with prior experience serving as Chief Financial Officer of Scotts Miracle-Gro and Battelle Memorial Institute. Former Chief Financial Officer Jorge Gomez left the company after the fiscal year-end in August 2019.

The named executives who have departed each left to pursue other opportunities and did not receive severance.

Shareholder Engagement and Consideration of 2018 "Say-on-Pay" Vote

At the 2018 Annual Meeting of Shareholders, our "say-on-pay" advisory vote received 94.0% support, our seventh straight year of over 90% shareholder support. The Compensation Committee considered this vote — as well as shareholder feedback from our shareholder engagement — as demonstrating strong support for our executive compensation program.

It has been our long-standing practice to engage with our shareholders throughout the year so that management and the Board can better understand shareholder perspectives on topics like executive compensation. During fiscal 2019, we again engaged with governance professionals from our largest shareholders. (See page 24 for further detail about shareholder engagement.)

Compensation Philosophy and Practices

Our compensation program is designed to support our long-term growth, with accountability for key annual results. It has the following key objectives:

- **Reward performance.** We tie our executive pay to financial, operational and individual performance.
- **Emphasize long-term, stock-based incentive compensation.** We emphasize performance and retention using long-term, stock-based incentive compensation, which supports sustainable long-term shareholder return. Combined with stock ownership guidelines, it

provides executives with meaningful ownership stakes and aligns their interests with shareholders.

- **Maintain a competitive program that will attract and retain critical talent.** We have designed our compensation program to be competitive in the marketplace and to invest in and reward talent, driving our long-term growth while holding employees accountable to our strategy and our values.

Executive Compensation Governance Features

What We Have	What We Do Not Have
✓ Significant portion of executive pay consists of performance-based "at risk" elements	⊗ No employment agreements with executive team
✓ Different metrics for annual cash incentives and PSUs	⊗ No dividend equivalents on unvested PSUs or RSUs
✓ Caps on annual cash incentive and PSU payouts	⊗ No executive pensions or supplemental retirement plans
✓ Minimum vesting period for long-term incentive awards	⊗ No repricing of underwater options without shareholder approval
✓ Stock ownership guidelines for directors and executive officers	⊗ No hedging or pledging of company stock
✓ Compensation recoupment ("clawback") provision	⊗ No "single trigger" change of control arrangement
✓ Long-standing, proactive shareholder engagement program	⊗ No excise tax gross-ups upon change of control

Elements of Compensation for Executive Officers

Our executive officers' total direct compensation has three elements: base salary, annual incentive and long-term incentive. In fiscal 2019, long-term incentive awards were granted 60% in PSUs and 40% in RSUs (compared to an equally weighted mix of PSUs, stock options and RSUs granted in fiscal 2018). A significant portion of executive compensation is performance-based and at-risk (annual incentive and PSUs). At the

beginning of each performance period, the Compensation Committee sets performance goals under our annual incentive program and PSUs. After the performance period ends, the Compensation Committee evaluates actual performance and determines payouts. The charts below show the fiscal 2019 target total direct compensation for our Chief Executive Officer and other named executives.



Chief Executive Officer Mix of Pay Elements

10% Base Salary
15% Annual Cash Incentive
30% RSUs
75% LONG-TERM INCENTIVE
45% PSUs

Other Named Executives[1] Average Mix of Pay Elements

18% Base Salary
17% Annual Cash Incentive
26% RSUs
65% LONG-TERM INCENTIVE
39% PSUs

(1) Excludes Mr. Morford, who retired during the fiscal year.

Pay Element	Description and Purpose	Links to Business and Talent Strategies
Base salary	• Fixed cash compensation, which is reviewed annually and adjusted when appropriate • Based on qualifications, experience, role, performance, career progression, market data and internal pay equity	• Competitive base salaries support our ability to attract and retain executive talent
Annual incentive	• Variable cash compensation based on achieving annual financial goals and operational and individual performance • Target as a percentage of base salary reflects market data and internal pay equity	• Primary financial measure reflects our focus on operating earnings, with tangible capital modifier promoting efficient use of capital • Executives are assessed on their individual performance, including their alignment with our *Standards of Business Conduct,* values and leadership essentials and balancing the "what" and "how"
Long-term incentive	• Weighted 60% in PSUs and 40% in RSUs • PSUs vest based on achieving non-GAAP EPS goals over three years, with a total shareholder return ("TSR") modifier; RSUs vest ratably over three years • Target annual grant value reflects market data and internal pay equity	• Supports sustainable long-term shareholder return and closely aligns management's interests with shareholders' interests • PSU performance measure is a primary measure for evaluating our performance, which is closely followed by the investment community • Long-term incentives retain executive talent

Base Salary

At the beginning of fiscal 2019, the Compensation Committee increased the base salaries of each of Messrs. Kaufmann, Gomez, Giacomin and Morford between 4% and 10%. The Compensation Committee set Mr. Crawford's base salary at $700,000 when he joined us in November 2018

as Chief Executive Officer — Pharmaceutical Segment and set Ms. Mayer's base salary at $525,000 upon her promotion to Chief Legal and Compliance Officer in March 2019.

Annual Incentive Compensation

Fiscal 2019 Goal Setting and Results

The Compensation Committee set the annual incentive target at the beginning of fiscal 2019 to align with the Board-approved budget for non-GAAP operating earnings. The Compensation Committee recognized that the target was below the fiscal 2018 actual results for adjusted non-GAAP operating earnings but determined that it was appropriate and consistent with the budget and our public non-GAAP EPS guidance, which reflected headwinds due to generic program performance and customer renewals.

Consistent with how we have operated the program for the last decade, the Compensation Committee based the earnings goal on non-GAAP operating earnings because it is one of our primary measures of operating performance. If we achieve the threshold earnings goal, tangible capital management operates as a modifier of the payout. The Compensation Committee selected tangible capital management because it focuses on the efficient use of capital. We describe how we calculate these measures under "Performance Measure Calculations" on page 42.

(in millions)	Threshold ($)	Target ($)	Maximum ($)	Actual ($)	Impact on Funding Percentage
Adjusted non-GAAP operating earnings	2,102	2,435	2,979	2,382	98 pp
Tangible capital modifier[1]	2,002	1,668	1,335	1,006	+10 pp
Enterprise funding percentage	40 %	100 %	200 %	108%	108 %

(1) Tangible capital below $1,668 million would increase the enterprise funding percentage (which is the funding as a percentage of the target payout for the entire company) by up to 10 percentage points until it reached $1,335 million. Tangible capital above $1,668 million would reduce the enterprise funding percentage by up to 10 percentage points until it reached $2,002 million. Decreases below $1,335 million and increases above $2,002 million would have no further impact on the enterprise funding percentage. Actual fiscal 2019 tangible capital performance increased the enterprise funding percentage by 10 percentage points.

Fiscal 2019 Annual Incentive Targets and Payouts

The Compensation Committee annually reviews our named executives' annual incentive targets as a percentage of base salary. After the review at the beginning of fiscal 2019, the Committee determined not to change the targets of Messrs. Kaufmann, Gomez, Giacomin and Morford. The Compensation Committee set the targets for Mr. Crawford and Ms. Mayer at 100% and 85% of their respective base salaries (the same percentages

as their predecessors) in connection with the appointment to their new roles.

The Compensation Committee awarded each named executive his or her fiscal 2019 annual incentive award based on the 108% enterprise funding percentage and an individual performance factor.

Name	Target (Percent of Base Salary)	Target Amount ($)	Actual Amount ($)	Actual (Percent of Target)
Kaufmann	150	1,789,932	2,126,439	119
Crawford	100	443,014[1]	502,378[1]	113
Mayer	[2]	294,232[2]	364,933[2]	124[2]
Gomez	100	593,288	0	–
Giacomin	100	805,301	0	–
Morford	85	394,284[3]	425,826[3]	108

(1) Mr. Crawford's target and actual amounts reflect the prorated portion of his fiscal 2019 annual incentive from when he joined us in November 2018.

(2) Ms. Mayer's target and actual amounts reflect the different base salary and target rates attributable to the different roles she held during the fiscal year.

(3) Mr. Morford retired in March 2019 and received a prorated portion of his fiscal 2019 annual incentive award. His full-year target would have been $545,653.

The Compensation Committee considered the factors described below in determining fiscal 2019 annual incentive awards for the named executives.

Mr. Kaufmann's annual incentive was based on his efforts toward renewing the CVS Health and Kroger contracts, over-achieving our annual cost savings target and making continued progress on our other strategic initiatives, and driving exceptional tangible capital and operating cash flow performance. Mr. Kaufmann also developed an excellent working relationship with the Board in his first full year as Chief Executive Officer, made solid progress toward completing his executive team with key internal talent and new hires and was instrumental in advancing our culture initiatives.

Mr. Crawford's prorated annual incentive was based on his leadership of the Pharmaceutical segment, which exceeded its budget for segment profit, experienced strong revenue and earnings growth in its specialty pharmaceutical products and services business and renewed its contracts with CVS Health and Kroger. Mr. Crawford also swiftly and successfully onboarded since joining us in November 2018.

Ms. Mayer's annual incentive was based on her performance leading our legal function and her successful transition into the Chief Legal and Compliance Officer role, with its significantly increased responsibilities, during the second half of the fiscal year. She also managed our strategy with respect to the opioid litigation and oversaw our controlled substance compliance program. Her final incentive award reflects her target as

Deputy General Counsel through March (and the corporate function's performance) and her target as Chief Legal and Compliance Officer thereafter (and enterprise performance).

Mr. Gomez left the company in August 2019 and did not receive an annual incentive payout.

Mr. Giacomin left the company in August 2019 and did not receive an annual incentive payout.

Mr. Morford's prorated annual incentive was based on enterprise performance. He retired in March 2019 and received a prorated portion of his fiscal 2019 annual incentive award.

Long-Term Incentive Compensation

For fiscal 2019, long-term incentive awards were delivered 60% in PSUs and 40% in RSUs. As part of its annual review of our long-term incentive program, the Compensation Committee changed our long-term incentive mix, increasing the proportion of PSUs and eliminating stock options. The Compensation Committee made the decision after considering factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its compensation consultant and shareholder feedback.

Long-term Incentive Mix Change



● PSUs ● RSUs ● Stock Options

Fiscal 2019 Long-Term Incentive Grants

The Compensation Committee annually reviews our named executives' long-term incentive targets. At the beginning of fiscal 2019, the Committee increased Messrs. Kaufmann, Gomez, Giacomin and Morford's targets to $9.0 million, $2.5 million, $3.0 million and $2.25 million, respectively, based primarily on market data. The Compensation Committee set Mr. Crawford's target at $2.75 million when he joined us and Ms. Mayer's target at $1.5 million when she was promoted.

The following table shows the long-term incentive awards made in the August 2018 annual grant to the individuals who were named executives at the time.

| | Fiscal 2019 Long-Term Incentive Target ($) | Fiscal 2019 Annual Grant Awards | | |
Name		RSUs ($)	Target PSUs ($)	Total ($)
Kaufmann	9,000,000	3,600,000	5,400,000	9,000,000
Gomez	2,500,000	1,000,000[1]	1,500,000[1]	2,500,000
Giacomin	3,000,000	1,200,000[1]	1,800,000[1]	3,000,000
Morford	2,250,000	900,000[2]	1,350,000[2]	2,250,000

(1)   Messrs. Gomez and Giacomin forfeited these grants when they left the company in August 2019, except for one-third of Mr. Giacomin's RSUs that vested before he left.

(2)   Mr. Morford retired in March 2019 and a prorated portion of these awards vested.

To increase Mr. Kaufmann's fiscal 2019 total direct compensation to the median of the Comparator Group data for Chief Executive Officer roles in recognition of his strong performance during his first full year as Chief Executive Officer and to incentivize him as he completes transitions on his executive team amid difficult industry dynamics, in June 2019, the Compensation Committee approved a RSU grant of $3.0 million to him. When Mr. Kaufmann assumed the Chief Executive Officer role in January 2018, the Compensation Committee initially had set his target total direct compensation lower in the market range with the expectation of adjusting it based on his strong performance.

In November 2018, we provided Mr. Crawford with an initial long-term incentive grant of $3.0 million split equally between PSUs and RSUs when he joined us as Chief Executive Officer — Pharmaceutical Segment. These

grants and his cash sign-on bonus were intended to make up for compensation he forfeited when he left his prior employer.

In May 2019, in addition to Ms. Mayer's annual grant which was made when she was not a named executive, we provided her with a long-term incentive grant of $1.2 million split equally between PSUs and RSUs in connection with her promotion to Chief Legal and Compliance Officer.

Fiscal 2017-2019 PSU Payouts

We paid out nothing for the PSUs granted for the fiscal 2017 through fiscal 2019 performance cycle (the "Fiscal 17-19 PSUs"), which impacted Messrs. Kaufmann, Giacomin and Morford, the named executives who held these awards. Actual performance of the performance measure (sum of non-GAAP EPS annual growth rate and dividend yield) was 0.3%, below the threshold performance of 7.0% required for a payout. We excluded the benefits of U.S. tax reform in calculating the actual performance for the Fiscal 17-19 PSU payout.

Fiscal 2019-2021 PSU Grants

When granting PSUs for the fiscal 2019 through fiscal 2021 performance cycle (the "Fiscal 19-21 PSUs"), the Compensation Committee used the same structure and performance measures that were used for the prior fiscal year's PSU grants. It set payout levels for each of three annual periods based on non-GAAP EPS performance, with a modifier based on TSR relative to the Standard & Poor's ("S&P") 500 Healthcare Index. A payout level between 50% and 200% is earned for each annual period based on achieving non-GAAP EPS of $4.75 at threshold, $5.05 at target and $5.35 at maximum for the first year and 1%, 3% and 6% threshold, target and maximum growth goals over the prior fiscal year's non-GAAP EPS for the

second and third years. The TSR modifier is then applied to the three-year average payout level, which decreases the payout by 20% if TSR is below the 20th percentile of the peer group and increases it by 20% if TSR is above the 80th percentile of the peer group. The Compensation Committee set the non-GAAP EPS target for the first year to align with the Board-approved budget.

Non-GAAP EPS is the primary PSU performance measure because it is one of our primary measures of operating performance and is an important measure used by the investment community to evaluate our performance. The relative TSR modifier links a portion of long-term incentive compensation directly to relative shareholder returns. We use the S&P 500 Healthcare Index as the peer group because it is an objective, widely available index with broad representation in the healthcare sector. We describe how we calculate these measures under "Performance Measure Calculations" on page 42.

Other Elements of Compensation

401(k) Savings and Deferred Compensation Plans

Our 401(k) Savings Plan and DCP allow most of our employees based in the United States to accumulate value on a tax-deferred basis and to be competitive in recruiting and retaining talent. Our DCP permits certain management employees, including the named executives, to defer payment and taxation of a portion of their salary and annual incentive compensation into a variety of different investment alternatives. We make matching contributions subject to limits discussed under "Deferred Compensation" on page 44. We also may make additional contributions to the 401(k) Savings Plan and DCP on the same basis for all employees. Named executives also may elect to defer payment and taxation of PSUs and RSUs.

Other Benefits and Perquisites

The Compensation Committee encourages use of our corporate aircraft for the personal travel of our Chief Executive Officer because it increases his time available for business purposes and enhances his safety and security. The Compensation Committee has set Mr. Kaufmann's personal travel allowance at $150,000 per fiscal year. He does not receive tax reimbursement for any imputed income associated with personal travel. Mr. Kaufmann has an aircraft time-sharing agreement, under which he may reimburse us for incremental costs when he uses the aircraft for additional personal travel. Reimbursed travel does not count against his allowance.

Relocation assistance is an important tool for us to recruit talent. As part of our homeowner relocation policy for senior managers, we offer relocation assistance including travel, shipping household goods and temporary housing. We also may aid with the sale of a prior residence, as we did with Mr. Crawford during fiscal 2019. For more information regarding Mr. Crawford's relocation expenses, see the "All Other Compensation" table on page 39. Our homeowner relocation policy allows us to recover 100% of relocation assistance if Mr. Crawford voluntarily leaves the company during the first year following his start date and 50% if he leaves during the second year following his start date.

Severance and Change of Control Benefits

The Board, upon the recommendation of the Compensation Committee, adopted a Senior Executive Severance Plan (the "Severance Plan") effective as of October 1, 2018. Under the Severance Plan, our named executives are eligible for severance benefits under certain circumstances. Specifically,

- if prior to a change of control or following the second anniversary of a change of control, we terminate a named executive without cause, or
- during the two-year period commencing upon a change of control (the "change of control period"), we terminate a named executive without cause, or a named executive resigns for good reason,

then, the named executive will receive:

- in the case of the Chief Executive Officer, cash severance equal to 2.0 times (or 2.5 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus;
- in the case of other named executives, cash severance equal to 1.5 times (or 2.0 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus; and
- a prorated annual bonus for the year of termination based on actual performance (or the greater of target performance and actual performance if the termination occurs during the change of control period) and up to 18 months of health insurance premiums.

Receipt of these amounts is conditioned upon execution of a general release and compliance with certain restrictive covenants.

We believe that the Severance Plan is competitive with market practices and provides appropriate levels of compensation under standard terms and conditions related to executive separations. These benefits are an important component of our compensation packages designed to attract and retain top caliber talent in senior leadership roles and define terms and conditions of separation events. The Compensation Committee consulted with its compensation consultant before recommending the Severance Plan to the Board.

We discuss our severance payments and benefits in detail under "Potential Payments on Termination of Employment or Change of Control" beginning on page 45. We do not have any agreements to provide change-of-control excise tax gross-ups.

Departure of Named Executives

Messrs. Gomez, Giacomin and Morford did not receive severance benefits when they left the company. Mr. Morford satisfied the standard age and service requirements to qualify for retirement under our 2011 LTIP and, like other company retirees, received a prorated fiscal 2019 annual incentive award, prorated vesting of his long-term incentive awards and continued exercisability of vested stock options for their full term. Messrs. Gomez and Giacomin were not eligible for retirement and forfeited their fiscal 2019 annual incentive award and unvested long-term incentive awards.

Our Policies, Guidelines and Practices Related to Executive Compensation

Role of Compensation Committee's Compensation Consultant

The Compensation Committee has retained Korn Ferry Hay Group, Inc. ("Korn Ferry") as its independent executive compensation consultant since February 2018. The nature and scope of the consultant's engagement consists primarily of:

- participating in meetings of the Compensation Committee;
- providing compensation data on the Comparator Group; and
- providing advice and recommendations related to compensation for our executive officers, the design of our executive compensation program, the composition of our Comparator Group and director compensation.

The Compensation Committee has made an assessment under the factors set forth in NYSE rules and concluded that Korn Ferry is independent and that the firm's work for the Compensation Committee does not raise any conflicts of interest.

Role of Executive Officers

Our Chief Executive Officer and Chief Human Resources Officer participate in Compensation Committee meetings to make recommendations regarding design and compensation amounts, present performance assessments of the named executives (other than our Chief Executive Officer) and discuss our performance. The Compensation Committee delegates to our executive officers authority to administer compensation plans for participants who are not officers subject to Section 16 of the Exchange Act.

Our Chief Executive Officer reviews performance objectives with the Compensation Committee at the beginning of the fiscal year. At the end of the fiscal year, the Compensation Committee reviews and discusses the performance and compensation of the Chief Executive Officer in executive session and with the Chairman of the Board. The Chief Executive Officer does not participate in decisions regarding his own compensation.

Comparator Group

The Compensation Committee establishes target compensation levels based on a variety of factors, including data from a "Comparator Group" of similarly situated public companies, which helps the Compensation Committee to assess whether our executive pay remains reasonable and competitive in the marketplace. Developed with the assistance of the Compensation Committee's compensation consultant, our Comparator Group reflects the industry in which we primarily compete for executive talent and includes direct competitors and other companies in the healthcare field. Our Comparator Group also includes air/freight and logistics companies because of their similar business models.

The following companies comprised the Comparator Group for fiscal 2019 executive pay decisions:

Abbott Laboratories	Danaher	Owens & Minor
AmerisourceBergen	FedEx	Stryker
Anthem	Henry Schein	Sysco
Baxter International	Johnson & Johnson	Target
Becton Dickinson	Kroger	Thermo Fisher Scientific
Boston Scientific	LabCorp	United Parcel Service
CIGNA	McKesson	UnitedHealth Group
CVS Health	Medtronic	Walgreens Boots Alliance

The Compensation Committee, working with its compensation consultant, periodically reviews the group's composition to ensure that the companies remain relevant for comparison purposes. In May 2018, the Compensation Committee reviewed the Comparator Group's composition with the assistance of Korn Ferry using the following key guidelines:

- firm size (firms generally falling in the range of 0.2 to 2.0 times our revenue and 0.2 to 5.0 times our market capitalization);
- industry;
- business model; and
- other secondary considerations, such as talent market, customer base and market presence.

At the time of the review, our revenue was in the top quintile of the Comparator Group and our market capitalization was in the bottom quintile.

In connection with the May 2018 review, the Compensation Committee made several changes effective for fiscal 2019. It added Abbott Laboratories, Danaher, Johnson & Johnson, Medtronic and Stryker to better reflect our investments in the Medical segment. The Compensation Committee also added Kroger and Target as companies generally similar in size to us and operating in similar businesses. It removed Aetna and Express Scripts, which were being acquired, and also removed Humana and Quest Diagnostics.

Our Compensation Committee compares total direct compensation (base salary plus annual and long-term incentive) against the median of the Comparator Group as a reference point in setting target compensation levels. In addition to competitive market data, the Compensation Committee also considers internal pay equity and an executive's experience, scope of responsibility, individual performance, potential, and unique or hard-to-replace skills, as well as retention considerations.

Risk Assessment of Compensation Programs

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Cardinal Health. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee reviewed the risk assessment, and Korn Ferry reviewed the risk assessment and concurred with management's conclusion.

Crawford Offer Letter

Mr. Crawford was hired as our Chief Executive Officer — Pharmaceutical Segment in November 2018. His offer letter set his initial base salary and annual and long-term incentive targets. We provided Mr. Crawford with an initial long-term incentive grant of $3.0 million split equally between PSUs and RSUs and a $2.5 million cash sign-on bonus to induce him to join us. The grants and sign-on bonus were intended to make up for compensation Mr. Crawford forfeited when he left his prior employer. He must repay 100% of the sign-on bonus if he voluntarily leaves the company during the first year following his start date and 50% of the bonus if he leaves during the second year following his start date. We discuss the terms of the offer letter in more detail under "Crawford Offer Letter" on page 39.

Stock Ownership Guidelines

We have stock ownership guidelines to align the interests of executive officers and directors with the interests of our shareholders. The guidelines specify a dollar value (expressed as a multiple of salary or cash retainer) of shares that executive officers and directors must accumulate and hold while serving in these positions.

	Multiple of Base Salary/Annual Cash Retainer
Chief Executive Officer	6x
Chief Financial Officer and Segment Chief Executive Officers	4x
Other executive officers	3x
Non-management directors	5x

We count common shares, RSUs and phantom shares held through the DCP under the stock ownership guidelines. Executive officers and directors must retain 100% of the net after-tax shares received under any equity awards until they satisfy the required ownership levels.

Non-GAAP Financial Measures

Our primary annual incentive and PSU performance measures are based on the same non-GAAP financial measures that we use internally for planning and evaluating our performance and present externally in our earnings materials and SEC reports. We adjust these non-GAAP financial measures to exclude some items that are included in our GAAP measures,

such as restructuring and employee severance costs, amortization and other acquisition-related costs, impairments and gain or loss on disposal of assets and net litigation recoveries or charges. We adjust for these items primarily because they are not part of our ongoing operations or included in our financial planning, or they relate to events that may have occurred in prior or multiple periods or their timing or amount is inherently unpredictable. We did not adjust our fiscal 2019 non-GAAP financial measures to exclude opioid-related litigation or compliance costs. We explain the adjustments to our non-GAAP financial measures and provide a reconciliation to GAAP measures in Annex A.

Potential Impact on Compensation from Executive Misconduct ("Clawbacks")

Our 2011 LTIP and equity award agreements provide that we may require repayment of cash incentives and gains realized under equity awards and cancel outstanding equity awards in specified instances of executive misconduct, including misconduct causing a financial statement restatement or a material violation of law or of our *Standards of Business Conduct* that causes material financial harm to us.

We will disclose publicly the incentive compensation forfeitures or repayments from our executive officers if required by law or if we have already disclosed publicly the underlying event triggering the forfeiture or repayment and the disclosure would not violate any individual's privacy rights, is not likely to result in or exacerbate any existing or threatened employee, shareholder or other litigation, arbitration, investigation or proceeding against us, and is not otherwise prohibited.

We discuss these provisions in more detail under "Potential Impact on Compensation from Executive Misconduct ("Clawbacks")" on page 42.

Hedging and Pledging Shares

Our Board has adopted a policy prohibiting all employees and directors from entering into short sales, publicly traded options, puts and calls, forward sale contracts and other swap, hedging or derivative transactions relating to our securities. The Board also has adopted a policy prohibiting our executive officers and directors from holding our securities in margin accounts or pledging our securities as collateral for a loan.

Equity Grant Practices

The Compensation Committee typically approves the annual equity grant in August of each year and sets August 15 as the grant date. The Compensation Committee expects the annual grant date to follow the release of earnings for the prior fiscal year in early August, without regard to whether we are aware of material nonpublic information.

Equity Dilution Practices

Our fiscal 2019 annual equity run rate was 0.82%. We calculate our equity run rate as the total number of shares subject to equity awards granted in the fiscal year divided by the weighted average number of our common shares outstanding during the fiscal year.

Human Resources and Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in Cardinal Health's Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

Submitted by the Human Resources and Compensation Committee of the Board.

Carrie S. Cox, Chairman
Calvin Darden
Patricia A. Hemingway Hall
Nancy Killefer

Executive Compensation Tables

The table below summarizes fiscal 2019 compensation for:

- the Chief Executive Officer;
- the Chief Financial Officer;

- the three other most highly compensated executive officers as of June 30, 2019, the end of our fiscal 2019; and
- Mr. Morford, who was an executive officer through March 22, 2019, and would have been one of the three other most highly compensated executive officers as of June 30, 2019.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Michael C. Kaufmann[3] Chief Executive Officer	2019	1,193,288	0	12,110,701[4]	0	2,126,439	140,576	15,571,004
	2018	955,699	0	4,900,007	948,690	1,518,780	100,404	8,423,580
	2017	746,438	186,609	1,947,561	997,432	0	14,979	3,893,019
Victor L. Crawford[5] Chief Executive Officer — Pharmaceutical Segment	2019	443,014	2,500,000[5]	3,095,770[5]	0	502,378	184,660	6,725,822
Jessica L. Mayer[6] Chief Legal and Compliance Officer	2019	429,856	0	2,152,539[7]	0	364,933	19,707	2,967,035
Jorge M. Gomez[8] Former Chief Financial Officer	2019	593,288	0	2,530,734[8]	0	0	26,757	3,150,779
	2018	478,149	0	1,294,742	163,519	387,356	37,527	2,361,293
Jon L. Giacomin[8] Former Chief Executive Officer — Medical Segment	2019	805,301	0	3,036,921[8]	0	0	26,357	3,868,579
	2018	697,055	0	2,900,011	948,690	853,195	36,131	5,435,082
	2017	567,151	141,788	1,900,060	949,930	0	14,966	3,573,895
Craig S. Morford[9] Former Chief Legal and Compliance Officer	2019	463,863	0	2,277,666[9]	0	425,826[9]	19,494	3,186,849
	2018	585,205	0	1,110,842	593,341	608,848	31,514	2,929,750
	2017	552,151	117,332	1,033,386	516,631	0	14,967	2,234,467

(1) The amounts reported represent the aggregate accounting value of PSUs (at target) and RSUs granted during each fiscal year. The amounts reported in each fiscal year do not represent amounts paid to or realized by the named executives. See the Grants of Plan-Based Awards for Fiscal 2019 table on page 40 and the accompanying footnotes for information on the accounting value of each award granted in fiscal 2019. The values of the PSUs granted during fiscal 2019 assuming that the highest level of performance conditions will be achieved are: Mr. Kaufmann — $13,225,676; Mr. Crawford — $3,829,852; Ms. Mayer — $2,721,271; Mr. Gomez — $3,673,802; Mr. Giacomin — $4,408,542; and Mr. Morford — $3,306,432.

(2) The elements of compensation included in the "All Other Compensation" column for fiscal 2019 are set forth in the table below.

(3) Mr. Kaufmann was appointed Chief Executive Officer effective January 1, 2018, and fiscal 2019 was his first full fiscal year in that role. Prior to that, he had served as Chief Financial Officer since November 2014.

(4) The amount shown in this column includes RSUs with an accounting value of $2,999,987 granted to Mr. Kaufmann in June 2019 to bring his fiscal 2019 total direct compensation to the median of our Comparator Group data in recognition of his strong performance during his first full year as Chief Executive Officer and to incentivize him as he completes transitions on his executive team amid difficult industry dynamics.

(5) Mr. Crawford was hired as Chief Executive Officer — Pharmaceutical Segment in November 2018 and received a sign-on bonus of $2,500,000 and PSUs and RSUs with an accounting value of $3,095,770. He must repay 100% of the sign-on bonus if he voluntarily leaves the company during the first year following his start date and 50% if he leaves during the second year following his start date. Mr. Crawford's sign-on bonus and initial long-term incentive awards were intended to make up for compensation he forfeited when he left his prior employer.

(6) Ms. Mayer was not previously a named executive.

(7) The amount shown in this column includes PSUs and RSUs with an accounting value of $1,207,684 granted to Ms. Mayer in connection with her promotion to Chief Legal and Compliance Officer and PSUs with an accounting value of $149,266 awarded to Ms. Mayer in February 2018 but which were not expensed for accounting purposes until August 2018.

(8) Messrs. Gomez and Giacomin both left the company in August 2019 and forfeited their stock awards, except for one-third of Mr. Giacomin's RSUs that vested before he left.

(9) Mr. Morford retired in March 2019 and received a prorated portion of his fiscal 2019 annual incentive award and prorated vesting of long-term incentive awards.

The amounts shown for "All Other Compensation" for fiscal 2019 include: company contributions to the named executive's account under our 401(k) plan; company contributions to the named executive's account under our DCP; and perquisites, in the following amounts:

Name	Company 401(k) Savings Plan Contributions ($)	Company Deferred Compensation Plan Contributions ($)	Perquisites ($)[1]	Tax Reimbursements ($)	Total ($)
Kaufmann	18,857	7,500	114,219[2]	0	140,576
Crawford	18,857	3,000	139,919[3]	22,884[4]	184,660
Mayer	16,707	3,000	–	0	19,707
Gomez	18,857	7,900	–	0	26,757
Giacomin	18,857	7,500	–	0	26,357
Morford	13,294	6,200	–	0	19,494

(1) The amounts shown include the value of perquisites and other personal benefits if the aggregate value exceeded $10,000. Where we report perquisites and other personal benefits, we quantify each perquisite or personal benefit if it exceeds $25,000.

(2) The amount reported for Mr. Kaufmann included the incremental cost to us of his personal use of corporate aircraft ($110,675), home security system monitoring fees and personal liability insurance coverage. We own corporate aircraft. We calculate the incremental cost of personal use of corporate aircraft based on the average cost of fuel, average trip-related maintenance costs, crew travel expenses, per flight landing fees, hangar and parking costs and smaller variable costs. Since we use our aircraft primarily for business travel, we do not include fixed costs, such as depreciation, pilot salaries and certain maintenance costs. Mr. Kaufmann receives up to $150,000 per fiscal year in personal use of corporate aircraft. He does not receive tax reimbursement for any imputed income associated with personal travel. He has an aircraft time-sharing agreement, under which he may reimburse us for incremental costs when he uses the aircraft for additional personal travel consistent with Federal Aviation Administration regulations. Reimbursed travel does not count against his personal use allowance.

(3) The amount reported for Mr. Crawford for fiscal 2019 is the incremental cost to us relating to relocation expenses. We provided Mr. Crawford with relocation assistance under our homeowner relocation policy for senior managers. We calculated the incremental cost of relocation as brokerage and other costs to sell a former residence ($103,043) and other costs of relocation assistance ($36,876). Our homeowner relocation policy allows us to recover 100% of relocation assistance if Mr. Crawford voluntarily leaves the company during the first year following his start date and 50% if he leaves during the second year following his start date.

(4) We paid a tax reimbursement to Mr. Crawford for imputed income with respect to relocation expenses.

Crawford Offer Letter

Mr. Crawford was hired as our Chief Executive Officer — Pharmaceutical Segment in November 2018. We entered into an offer letter with him in October 2018 providing for:

- an annual base salary of $700,000;

- a target annual bonus of 100% of his annual base salary prorated from his start date to the end of the fiscal year; and

- target long-term incentive awards of $2,750,000 for the fiscal 2020 annual grant.

We provided Mr. Crawford with a cash sign-on bonus of $2,500,000 and initial long-term incentive awards of $3,000,000 split equally between PSUs and RSUs when he joined us. The sign-on bonus and initial long-term incentive awards were intended to make up for compensation Mr. Crawford forfeited when he left his prior employer. We also provided Mr. Crawford with relocation assistance under the terms of the offer letter and our homeowner relocation policy applicable to senior managers. Mr. Crawford must repay 100% of the cash sign-on bonus and relocation benefits if he voluntarily leaves the company during the first year following his start date and 50% of the bonus and relocation benefits if he leaves during the second year following his start date.

Grants of Plan-Based Awards for Fiscal 2019

The table below supplements our Summary Compensation Table by providing additional information about our plan-based compensation for fiscal 2019.

Name/ Award Type	Grant Date	Approval Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Potential Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kaufmann										
Annual Incentive			715,973	1,789,932	3,579,864					
PSUs	8/15/2018	8/7/2018				53,732	107,463	257,911		5,510,703
RSUs	8/15/2018	8/7/2018							71,642	3,600,011
RSUs[5]	6/28/2019	6/27/2019							63,694	2,999,987
Crawford										
Annual Incentive[6]			177,205	443,014	886,027					
PSUs[7]	11/15/2018	10/26/2018				13,014	26,028	62,467		1,595,777
RSUs[7]	11/15/2018	10/26/2018							26,028	1,499,994
Mayer										
Annual Incentive			117,693	294,232	588,465					
PSUs[8]	2/15/2018 [8]	2/15/2018 [8]				1,542	3,084	6,168		149,266
PSUs	8/15/2018	8/7/2018				3,918	7,836	18,806		401,830
RSUs	8/15/2018	8/7/2018							7,836	393,759
PSUs[9]	3/15/2019	3/7/2019				5,968	11,936	28,646		607,662
RSUs[9]	3/15/2019	3/7/2019							11,936	600,023
Gomez										
Annual Incentive[10]			237,315	593,288	1,186,576					
PSUs[10]	8/15/2018	8/7/2018				14,926	29,851	71,642		1,530,759
RSUs[10]	8/15/2018	8/7/2018							19,900	999,975
Giacomin										
Annual Incentive[10]			322,120	805,301	1,610,602					
PSUs[10]	8/15/2018	8/7/2018				17,911	35,821	85,970		1,836,901
RSUs[10]	8/15/2018	8/7/2018							23,881	1,200,020
Morford										
Annual Incentive[11]			157,713	394,284	788,567					
PSUs[11]	8/15/2018	8/7/2018				13,433	26,866	64,478		1,377,688
RSUs[11]	8/15/2018	8/7/2018							17,910	899,978

(1) This information relates to annual cash incentive award opportunities with respect to fiscal 2019 performance. Amounts actually earned under the annual cash incentive awards are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2) "Equity Incentive Plan Awards" are PSUs granted during the fiscal year under our 2011 LTIP. Other than Ms. Mayer's February 15, 2018 grant, PSUs are eligible to vest based on payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index. Ms. Mayer's February 15, 2018 grant was eligible to vest based on fiscal 2019 non-GAAP EPS. We accrue cash dividend equivalents that are payable when, and only to the extent that, the PSUs vest. The maximum is calculated assuming all maximum non-GAAP EPS payout levels were achieved and the TSR modifier was fully earned.

(3) "All Other Stock Awards" are RSUs granted during the fiscal year under our 2011 LTIP that, unless otherwise noted, vest ratably over three years and accrue cash dividend equivalents that are payable when, and only to the extent that, the RSUs vest.

(4) We valued the RSUs and Ms. Mayer's February 15, 2018 PSU grant by multiplying the closing price of our common shares on the NYSE on the grant date by the number of RSUs and PSUs (at target) awarded. We valued all other PSUs using a Monte Carlo simulation valuation model, which applies a risk-free interest rate and expected volatility assumptions. The risk-free interest rate is assumed to equal the yield on U.S. Treasury bonds on the grant date with remaining terms consistent with the remaining performance measurement period. Expected volatility is based on the average of historical volatility over a look-back period commensurate with the remaining performance measurement period ending on the grant date and the implied volatility from exchange-traded options as of the grant date. For the PSUs granted on August 15, 2018, the assumed per-share value was $51.28, for the PSUs granted on November 15, 2018, it was $61.31, and for the PSUs granted on March 15, 2019, it was $50.91.

(5) These RSUs were granted to Mr. Kaufmann to bring his fiscal 2019 total direct compensation to the median of our Comparator Group data in recognition of his strong performance during his first full year as Chief Executive Officer and to incentivize him as he completes transitions on his executive team amid difficult industry dynamics.

(6) Mr. Crawford's award opportunity was prorated from his start date to the end of the fiscal year.

(7) Mr. Crawford received these PSUs and RSUs when he joined us as Chief Executive Officer — Pharmaceutical Segment. His sign-on bonus and initial long-term incentive awards were intended to make up for compensation he forfeited when he left his prior employer.

(8) These PSUs were awarded to Ms. Mayer on February 15, 2018 but were not expensed for accounting purposes until August 10, 2018.

(9) These PSUs and RSUs were granted to Ms. Mayer in connection with her promotion to Chief Legal and Compliance Officer. The RSUs vest ratably over four years.

(10) Messrs. Gomez and Giacomin forfeited these grants following their departures in August 2019, except for 7,960 of Mr. Giacomin's RSUs that vested before he left.

(11) Mr. Morford retired from the company in March 2019 and received a prorated portion of his fiscal 2019 annual incentive award and prorated vesting of long-term incentive awards.

2011 Long-Term Incentive Plan

Our key executive employees, including our named executives, are eligible to receive annual cash incentive awards under our 2011 LTIP. As discussed in the Compensation Discussion and Analysis, the Compensation Committee set a performance goal of adjusted non-GAAP operating earnings and established a matrix of potential funding percentages based upon achievement of varying levels of earnings, subject to adjustment based on tangible capital performance. The funding percentage determines the total pool for annual incentive awards, as well as the named executives' annual incentive awards before applying an individual performance factor. The performance goals established by the Compensation Committee may vary from year to year, and the Compensation Committee retains discretion to make annual incentive awards to named executives even if we do not achieve the threshold performance goals.

Under our 2011 LTIP, we also may grant stock options, stock appreciation rights, stock awards and other stock-based awards to employees. During fiscal 2019, we granted PSUs and RSUs under the plan to our named executives, as shown in the Grants of Plan-Based Awards for Fiscal 2019 table on page 40 and discussed in Compensation Discussion and Analysis. The 2011 LTIP provides for "double-trigger" accelerated vesting in connection with a change of control, under which the vesting of awards will accelerate only if there is a qualifying termination within two years after the change of control or if the surviving entity does not provide qualifying replacement awards.

We have one-year minimum vesting provisions in our 2011 LTIP. Under these provisions, stock options and stock awards are subject to a one-year vesting condition, except upon a change of control or the death or disability of the grantee or for up to an aggregate not to exceed 5% of the total number of shares provided for in the 2011 LTIP.

PSUs granted under the 2011 LTIP settle after a performance period by the issuance of shares, which may be a fraction or multiple of the target number of PSUs subject to an award. Issuance of the shares is subject to both continued employment and the achievement of performance goals established by the Compensation Committee (which vary from award to award).

As discussed in the Compensation Discussion and Analysis, the Compensation Committee established a performance goal for the Fiscal 19-21 PSUs based on payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index. A participant can receive 50% of target PSUs if we attain threshold performance and up to 200% of target PSUs for over-performance before the 20% TSR modifier is applied.

We describe how we calculate the measures referred to in this section under "Performance Measure Calculations" below.

Performance Measure Calculations

Our primary annual incentive and PSU performance measures are based on the same non-GAAP financial measures that we use internally for planning and evaluating our performance and present externally in our earnings materials and SEC reports. We adjust these non-GAAP financial measures to exclude some items that are included in our GAAP measures, such as restructuring and employee severance costs, amortization and other acquisition-related costs, impairments and gain or loss on disposal of assets and net litigation recoveries or charges. We adjust for these items primarily because they are not part of our ongoing operations or included in our financial planning, or they relate to events that may have occurred in prior or multiple periods or their timing or amount is inherently unpredictable. We did not adjust our fiscal 2019 non-GAAP financial measures to exclude opioid-related litigation or compliance costs. We explain the adjustments to our non-GAAP financial measures and provide a reconciliation to GAAP measures in Annex A.

Award	Performance Measure	Calculation
Annual Cash Incentive	Adjusted non-GAAP operating earnings, with a modifier based on tangible capital	Adjusted non-GAAP operating earnings is non-GAAP operating earnings[1] adjusted to exclude annual cash incentive expense to the extent below or above target performance, incremental contributions to the 401(k) Savings Plan and DCP and income or expense related to the performance of our DCP assets that is included within distribution, selling, general and administrative expenses in our consolidated statement of earnings.[2] Tangible capital is 12-month average of total assets, less total liabilities (other than interest-bearing long-term obligations), goodwill and other intangibles, net, and cash and equivalents.[2]
Fiscal 2017-19 PSUs	Sum of non-GAAP EPS compound annual growth rate ("CAGR") and average annual dividend yield	Non-GAAP EPS CAGR is non-GAAP EPS[3] for the last fiscal year of the performance period divided by non-GAAP EPS for the last fiscal year preceding the performance period; the quotient is then raised to the power of one divided by the number of years in the performance period. Average annual dividend yield is the sum of all cash dividends paid per share during a performance period divided by the number of years in the performance period; the quotient is then divided by our closing share price on the grant date.
Fiscal 2019-21 PSUs	Payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index	Payout levels of non-GAAP EPS in each of three annual periods is the sum of the payout level based on non-GAAP EPS in the first year, the payout level based on non-GAAP EPS in the second year and the payout level based on non-GAAP EPS in the third year, divided by three. A payout level is earned for each annual period based on achieving set levels of non-GAAP EPS for the first year and growth over the prior fiscal year's non-GAAP EPS for the second and third years. TSR is cumulative total shareholder return for the performance period assuming dividend reinvestment and determined based on the average daily closing stock prices for the 20 trading days ending immediately prior to the first day and last day of the performance period, respectively.

(1)   Non-GAAP operating earnings is operating earnings excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets and litigation (recoveries)/charges.

(2)   Historically, we have excluded the results of acquired or divested businesses from the adjusted non-GAAP operating earnings and tangible capital calculations if they were not included in our Board-approved annual budget. The Compensation Committee also may make other adjustments for purposes of determining whether we achieved our performance goals, although none were made for fiscal 2019.

(3)   Non-GAAP EPS is non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding. Non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets, litigation (recoveries)/charges, net and loss on extinguishment of debt, each net of tax, and transitional tax benefit, net, related to the U.S. Tax Cuts and Jobs Act of 2017. For purposes of the FY19-21 PSUs, non-GAAP net earnings attributable to Cardinal Health, Inc. also excludes any federal, state or other assessments or taxes on the distribution or sale of opioids and any unbudgeted taxes, tariffs, assessments or other items, whether benefit or expense, that individually exceed $20 million. The Compensation Committee also may approve adjustments to how we calculate non-GAAP net earnings attributable to Cardinal Health, Inc. to reflect a change by us to the definition of that measure as presented to investors, exceptional acquisitions or divestitures, changes in accounting principles or other exceptional items that are not reflective of our operating performance. We adjusted the Fiscal 17-19 PSUs to remove all benefits of U.S. tax reform.

Potential Impact on Compensation from Executive Misconduct ("Clawbacks")

The 2011 LTIP authorizes us to seek repayment of incentive awards from a participant if that participant engages in misconduct that causes or contributes to the need to restate previously filed financial statements and the payment was based on financial results that we subsequently restate. In addition, incentive awards granted under the 2011 LTIP may be subject to repayment if a participant commits misconduct, including a breach of our *Standards of Business Conduct* or violation of an applicable non-competition or confidentiality agreement.

Under our stock option, PSU and RSU agreements, unexercised stock options, unvested PSUs and RSUs and certain vested PSUs and RSUs are forfeited if the holder breaches our *Standards of Business Conduct*, discloses confidential information, commits fraud, gross negligence or willful misconduct, solicits business or our employees, disparages us or engages in competitive actions while employed by Cardinal Health or during a set time period after termination of employment. We also may require the holder to repay the gross gain realized from any stock option exercises or the value of the PSUs and RSUs settled within a set time period prior to such conduct.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2019

The table below shows the number of shares underlying exercisable and unexercisable stock options and unvested PSUs and RSUs held by our named executives on June 30, 2019.

Name	Option Grant Date	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($/Sh)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Kaufmann	8/15/2011	76,909	0	41.60	8/15/2021				
	8/15/2012	96,291	0	39.81	8/15/2022				
	8/15/2013	68,316	0	51.49	8/15/2023				
	8/15/2014	53,698	0	71.43	8/15/2024				
	8/15/2015	47,067	0	84.27	8/15/2025				
	8/15/2016	39,770	19,885	83.19	8/15/2026				
	8/15/2017	23,367	46,735	66.43	8/15/2027				
						179,882[4]	8,472,442	114,614[5]	5,398,319
Crawford						26,028[6]	1,225,919	26,028[7]	1,225,919
Mayer	8/15/2012	884	0	39.81	8/15/2022				
	8/15/2013	1,627	0	51.49	8/15/2023				
	8/15/2014	2,285	0	71.43	8/15/2024				
	8/15/2015	1,947	0	84.27	8/15/2025				
	8/15/2016	4,186	2,093	83.19	8/15/2026				
	8/15/2017	3,689	7,380	66.43	8/15/2027				
						21,699[8]	1,022,023	24,263[9]	1,142,787
Gomez	8/15/2014	5,862[10]	0	71.43	8/15/2024				
	8/15/2015	8,595[10]	0	84.27	8/15/2025				
	8/15/2016	5,745[10]	2,873[10]	83.19	8/15/2026				
	8/15/2017	4,027[10]	8,056[10]	66.43	8/15/2027				
						33,053[11]	1,556,796	30,837[11]	1,452,423
Giacomin	8/15/2012	26,166[10]	0	39.81	8/15/2022				
	8/15/2013	21,349[10]	0	51.49	8/15/2023				
	8/15/2014	14,650[10]	0	71.43	8/15/2024				
	9/15/2014	24,037[10]	0	74.96	9/15/2024				
	8/15/2015	39,936[10]	0	84.27	8/15/2025				
	8/15/2016	37,876[10]	18,938[10]	83.19	8/15/2026				
	8/15/2017	23,367[10]	46,735[10]	66.43	8/15/2027				
						37,222[12]	1,753,156	42,972[12]	2,023,981
Morford	8/15/2011	12,795[13]	0	41.60	8/15/2021				
	8/15/2012	37,444[13]	0	39.81	8/15/2022				
	8/15/2013	39,038[13]	0	51.49	8/15/2023				
	8/15/2014	25,570[13]	0	71.43	8/15/2024				
	8/15/2015	23,961[13]	0	84.27	8/15/2025				
	8/15/2016	29,526[13]	0	83.19	8/15/2026				
	8/15/2017	34,094[13]	0	66.43	8/15/2027				
						0	–	8,711[13]	410,288

(1)   These stock options vest 33% on the first, second and third anniversaries of the grant date.

(2)   The market value is the product of $47.10, the closing price of our common shares on the NYSE on June 28, 2019, and the number of unvested stock awards.

(3)   Based on current performance in accordance with the SEC rules, PSUs for the fiscal 2018 through fiscal 2020 performance cycle ("Fiscal 18-20 PSUs") and Fiscal 19-21 PSUs assume payout at threshold and target, respectively. There was no payout of Fiscal 17-19 PSUs because performance fell below threshold, so no Fiscal 17-19 PSUs are reflected in the table. One PSU grant made to Ms. Mayer before she was a named executive is reflected as the actual amount that vested upon our achieving the performance goal over the performance period.

(4)   Reflects RSUs that vest as follows: 32,172 shares on August 15, 2019; 15,709 shares on November 8, 2019; 21,231 shares on June 28, 2020; 28,488 shares on August 15, 2020; 15,938 on November 8, 2020; 21,231 shares on June 28, 2021; 23,881 shares on August 15, 2021; and 21,232 shares on June 28, 2022.

(5)   Reflects 7,151 Fiscal 18-20 PSUs and 107,463 Fiscal 19-21 PSUs.

(6)   Reflects RSUs that vest as follows: 8,676 shares on November 15, 2019; 8,676 shares on November 15, 2020; and 8,676 shares on November 15, 2021.

(7)   Reflects 26,028 Fiscal 19-21 PSUs.

(8)   Reflects RSUs that vest as follows: 3,786 shares on August 15, 2019; 2,984 shares on March 15, 2020; 3,365 shares on August 15, 2020; 2,984 shares on March 15, 2021; 2,612 shares on August 15, 2021; 2,984 shares on March 15, 2022; and 2,984 shares on March 15, 2023.

(9)   Reflects 1,129 Fiscal 18-20 PSUs, 19,772 Fiscal 19-21 PSUs and 3,362 PSUs granted to Ms. Mayer before she was a named executive.

(10)   Unless exercised earlier, vested stock options will expire 90 days after Messrs. Gomez's and Giacomin's departures in August 2019. They forfeited unvested stock options when they left the company.

(11)   Mr. Gomez forfeited these RSUs and PSUs when he left the company in August 2019.

(12)   Mr. Giacomin forfeited these RSUs and PSUs when he left the company in August 2019, except for 16,534 RSUs that vested before he left.

(13)   Reflects a prorated portion of unexercised stock options and unearned PSUs that remained outstanding following Mr. Morford's retirement in March 2019.

Option Exercises and Stock Vested for Fiscal 2019

The table below shows stock options that were exercised, and RSUs that vested, during fiscal 2019 for each of our named executives.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($)
Kaufmann	–	–	29,650	1,596,055
Crawford	–	–	–	–
Mayer	–	–	1,578	79,295
Gomez	–	–	7,459	406,949
Giacomin	–	–	26,027	1,384,654
Morford	–	–	23,809 [2]	1,213,338

(1)   This column represents the vesting during fiscal 2019 of RSUs granted during fiscal 2016, 2017 and 2018.

(2)   The number of shares acquired by Mr. Morford on vesting includes 20,266 RSUs deferred at his election, net of required withholding. See "Deferred Compensation" below for a discussion of deferral terms.

Deferred Compensation

Our DCP permits certain management employees, including the named executives, to defer between 1% and 50% of base salary and between 1% and 80% of incentive compensation. In addition, we may make additional matching and non-matching contributions to the deferred balances of participants. We make matching contributions on amounts deferred under the DCP from compensation in excess of $280,000, but not in excess of $380,000, at the same rate as contributions are matched under the 401(k) Savings Plan. We also may credit participants' accounts with additional company contributions in the same amount as company contributions made to the 401(k) Savings Plan based on a percentage of fiscal year compensation in excess of $280,000, but not in excess of $380,000.

Each participant may direct the investment of his or her DCP account by selecting notional investment options that generally track publicly available mutual funds and investments and by periodically changing investment elections as the participant deems appropriate. We pay participants' deferred balances in cash upon retirement, termination from employment, death or total disability in a single lump sum or annual installment payments over a period of five or ten years. The DCP does not qualify under Section 401(a) of the U.S. Internal Revenue Code (the "Code") and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974 as a "top hat" plan for a select group of management or highly compensated employees.

Apart from the DCP, a named executive also may defer receipt of shares that otherwise would be issued on the date that PSUs and RSUs vest until after the named executive is no longer employed by Cardinal Health or until a fixed future date.

Nonqualified Deferred Compensation in Fiscal 2019

The table below provides information regarding the named executives' accounts under our DCP and deferred share arrangements.

Name/Award Type	Executive Contributions in Last FY ($)[1][2]	Cardinal Health Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Kaufmann					
DCP	213,004	10,500	180,549	–	4,047,267
Deferred shares	–	–	(38,806)	–	1,056,500
Crawford					
DCP	–	–	–	–	–
Deferred shares	–	–	–	–	–
Mayer					
DCP	–	6,000	4,974	–	230,237
Deferred shares	–	–	–	–	–
Gomez					
DCP	153,762	10,000	99,770	–	1,805,661
Deferred shares	–	–	–	–	–
Giacomin					
DCP	236,006	10,223	146,445	–	2,489,283
Deferred shares	–	–	–	–	–
Morford					
DCP	283,503	9,200	109,729	–	2,263,247
Deferred shares	473,453	–	(214,219)	–	4,607,887

(1) The DCP amounts shown include salary and fiscal 2018 cash incentive awards deferred during fiscal 2019. Mr. Kaufmann's DCP amount does not include $127,586 deferred from his fiscal 2019 cash incentive award that was paid in fiscal 2020.

(2) DCP amounts included as contributions in the table and also reported as fiscal 2019 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Kaufmann — $73,269; Mr. Gomez — $60,923; Mr. Giacomin — $112,250; and Mr. Morford — $26,488.

(3) We calculate the aggregate DCP earnings based upon the change in value of the investment options selected by the named executive during the year. Aggregate deferred shares earnings are calculated based upon the change in their total value from the first day of the fiscal year (or the vesting date, if later) to the last day of the fiscal year.

(4) DCP amounts included in the aggregate balance at June 30, 2019 in the table and also reported as fiscal 2018 and 2017 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Kaufmann — $98,988; Mr. Gomez — $175,045: Mr. Giacomin — $163,234; and Mr. Morford — $33,171.

Potential Payments on Termination of Employment or Change of Control

The table below presents the potential payments and benefits in the event of termination of employment or a change of control for each of the continuing named executives and, in accordance with the SEC rules, Mr. Gomez. These potential amounts have been calculated as if the named executive's employment had terminated or a change of control had occurred as of June 30, 2019, the last day of fiscal 2019, and using the closing market price of our common shares on June 28, 2019 ($47.10), the last trading day in fiscal 2019.

The table does not include benefits that are available to all of our salaried employees upon retirement, death or disability, including 401(k) Savings Plan distributions, group and supplemental life insurance benefits and short-term and long-term disability benefits. The amounts reported in the table below are hypothetical amounts. Actual payments will depend on the circumstances and timing of any termination of employment or change of control. The paragraphs following the table explain the general provisions applicable to each termination or change of control situation.

	Voluntary Termination ($)[1]	Involuntary Termination Without Cause ($)[1]	Death or Disability ($)	Termination Following Change of Control ($)[1]
Kaufmann				
Cash severance	0	6,000,000	0	7,500,000
Annual cash incentive award[2]	1,789,932	1,789,932	1,789,932	1,789,932
Long-term incentive awards (accelerated vesting)[3]	5,230,502[4]	5,230,502[4]	10,870,774[5]	13,870,762[6]
Medical benefits	0	18,239	0	18,239
Interest on deferred payments	0	92,254	0	110,018
TOTAL	**7,020,434**	**13,130,927**	**12,660,706**	**23,288,951**
Crawford				
Cash severance	0	2,100,000	0	2,800,000
Annual cash incentive[2]	0	443,014	443,014	443,014
Long-term incentive awards (accelerated vesting)[3]	0	0	2,451,838[5]	2,451,838[6]
Medical benefits	0	18,237	0	18,237
Interest on deferred payments	0	30,116	0	38,406
TOTAL	**0**	**2,591,367**	**2,894,852**	**5,751,495**
Mayer				
Cash severance	0	1,456,875	0	1,942,500
Annual cash incentive[2]	0	294,232	294,232	294,232
Long-term incentive awards (accelerated vesting)[3]	0	0	1,040,439[5]	2,164,810[6]
Medical benefits	0	18,964	0	18,964
Interest on deferred payments	0	20,738	0	26,489
TOTAL	**0**	**1,790,809**	**1,334,671**	**4,446,996**
Gomez				
Cash severance	0	1,800,000	0	2,400,000
Annual cash incentive[2]	0	593,288	593,288	593,288
Long-term incentive awards (accelerated vesting)[3]	0	0	3,009,219[5]	3,009,219[6]
Medical benefits	0	18,245	0	18,245
Interest on deferred payments	0	28,343	0	35,449
TOTAL	**0**	**2,439,876**	**3,602,507**	**6,056,201**

(1) Mr. Kaufmann satisfied the age and service requirements to qualify for retirement under our 2011 LTIP in the event of either a voluntary termination or an involuntary termination without cause.

(2) Assumes that the annual cash incentive payouts were at the following fiscal 2019 target amounts: Mr. Kaufmann — $1,789,932 (actual payout was $2,126,439); Mr. Crawford — $443,014 (actual payout was $502,378); Ms. Mayer — $294,232 (actual payout was $364,933); and Mr. Gomez — $593,288 (actual payout was $0).

(3) We valued the accelerated vesting of PSUs and RSUs by multiplying the closing price of our common shares on June 28, 2019 by the number of PSUs and RSUs. We valued the accelerated vesting of stock options as the difference between the closing price of our common shares on June 28, 2019 and the exercise price for each stock option. PSUs are presented in the table using the same payout assumptions as noted in footnote 3 to the Outstanding Equity Awards at Fiscal Year-End for Fiscal 2019 table on page 44.

(4) Assumes the prorated accelerated vesting of Mr. Kaufmann's long-term incentive awards, as follows: 40,484 PSUs, 55,529 stock options and 70,567 RSUs.

(5) Assumes the full accelerated vesting of long-term incentive awards, as follows: Mr. Kaufmann — 114,614 PSUs, 66,620 stock options and 116,188 RSUs; Mr. Crawford — 26,028 PSUs and 26,028 RSUs; Ms. Mayer — 12,327 PSUs, 9,473 stock options and 9,763 RSUs; and Mr. Gomez — 30,837 PSUs, 10,929 stock options and 33,053 RSUs.

(6) Assumes the full accelerated vesting of long-term incentive awards, as follows: Mr. Kaufmann — 114,614 PSUs, 66,620 stock options and 179,882 RSUs; Mr. Crawford — 26,028 PSUs and 26,028 RSUs; Ms. Mayer — 24,263 PSUs, 9,473 stock options and 21,699 RSUs; and Mr. Gomez — 30,837 PSUs, 10,929 stock options and 33,053 RSUs.

Voluntary Termination

If a named executive voluntarily terminates, and he or she qualifies for retirement under our 2011 LTIP, he or she generally receives:

- a prorated annual cash incentive award based on actual performance;

- accelerated prorated vesting of stock options and RSUs held for at least six months and outstanding stock options remain exercisable until the expiration of the option term; and

- a prorated number of PSUs held for at least six months that vest on the original vesting date based on actual performance.

Named executives qualify for retirement upon a voluntary termination if they are age 55 or greater and have at least 10 years of service or, for awards granted after July 1, 2017, they are age 60 or greater and have at least five years of service. If a named executive voluntarily terminates and does not qualify for retirement, he or she is not eligible for any of the post-termination benefits described in this section.

Involuntary Termination Without Cause

If a named executive is involuntarily terminated without cause prior to a change of control or following the second anniversary of a change of control, he or she generally receives under our Severance Plan:

- cash severance equal to 2.0 times in the case of Mr. Kaufmann, and 1.5 times in the case of the other named executives, the sum of annual base salary and target annual cash incentive payable in equal installments over 18 to 24 months;

- a prorated annual cash incentive award based on actual performance; and

- up to 18 months of health insurance premiums.

In addition, if the named executive qualifies for retirement under our 2011 LTIP, he or she receives the same post-termination benefits with respect to equity awards as in a voluntary termination. Retirement qualification is the same as in a voluntary termination, except that named executives can also qualify for retirement upon an involuntary termination for awards granted after July 1, 2017 if they are age 53 or greater and have at least eight years of service or age 59 or greater and have at least four years of service.

If a named executive is involuntarily terminated without cause and does not qualify for retirement, a named executive will only receive equity awards that vest before termination; otherwise unvested equity awards are forfeited, and the named executive must exercise vested stock options within 90 days.

Involuntary Termination for Cause

If a named executive is involuntarily terminated for cause, he or she is not eligible for any of the post-termination benefits described in this section. In addition, we may require repayment of an annual cash incentive award if the named executive commits misconduct, including a breach of our *Standards of Business Conduct*, and we may cancel unexercised stock options and unvested stock awards and require repayment of proceeds realized from vested awards for a specified period.

"Cause" under the 2011 LTIP generally means termination of employment for fraud or intentional misrepresentation, embezzlement, misappropriation, conversion of assets or the intentional violation of our written policies or procedures. "Cause" under the Severance Plan generally means termination of employment for the following: willful failure to perform substantially the named executive's duties; the willful engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to us; conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving dishonesty or moral turpitude; or the material breach of any restrictive covenant.

Death or Disability

If a named executive dies or is disabled while employed, the post-termination benefits generally consist of:

- a prorated annual cash incentive award based on actual performance;

- accelerated vesting of stock options and RSUs held for at least six months and outstanding stock options remain exercisable until the expiration of the option term; and

- PSUs held for at least six months vest on the original vesting date based on actual performance.

"Disability" under the 2011 LTIP generally means when a named executive who is under the regular care of a physician is continuously unable to substantially perform his or her job or to be employed in any occupation for which the named executive is qualified by education, training or experience.

Change of Control

The following discussion describes the benefits that are triggered by the occurrence of a change of control that is followed, within two years after a change of control, by the named executive's employment terminating involuntarily without cause or voluntarily with good reason. The discussion assumes that the surviving entity provides qualifying replacement equity awards. If it does not, named executives would receive accelerated vesting of equity awards immediately upon a change of control.

In general terms, we will experience a "change of control," as defined in our compensation plans, if any of the following events occur:

- a person or group acquires 30% or more of Cardinal Health's outstanding common shares or voting securities, subject to limited exceptions;

- during any two-year period, individuals who as of the beginning of such two-year period constituted the Board cease for any reason to constitute at least a majority of the Board, unless the replacement directors are approved as described in the compensation plans;

- there is a consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of Cardinal Health's assets or another business combination unless: after the transaction all or substantially all the owners of Cardinal Health's outstanding common shares or voting securities prior to the transaction own more than 50% of such securities after the transaction in substantially the same proportions; no person, subject to certain exclusions, owns 30% or more of the outstanding common shares or voting securities of the resulting entity (unless such ownership level existed before the transaction); and a majority of the directors of the resulting entity were members of Cardinal Health's Board (including applicable replacements as described above) when the transaction was approved or the transaction agreement was executed; or

- our shareholders approve a complete liquidation or dissolution of Cardinal Health.

A termination is for "good reason" if we materially reduce the named executive's total compensation, annual or long-term incentive opportunities, or duties, responsibilities or authority, or we require the named executive to relocate more than 50 miles from his or her office or location.

If a named executive is involuntarily terminated without cause, or he or she voluntarily terminates employment with good reason within two years after a change of control, he or she receives under our Severance Plan:

- cash severance equal to 2.5 times in the case of Mr. Kaufmann, and 2.0 times in the case of the other named executives, the sum of annual base salary and target annual cash incentive payable in equal installments over 24 to 30 months;

- a prorated annual cash incentive award based on the greater of target performance and actual performance; and

- up to 18 months of health insurance premiums.

Under our 2011 LTIP, a named executive receives accelerated vesting of equity awards and stock options remain exercisable until the earlier of three years from termination or expiration of the option term. The number of PSUs received is based on the actual performance before the change of control and expected performance for the remainder of the performance period.

The actual payments made under the Severance Plan will be reduced to the extent necessary to eliminate any "golden parachute" excise tax under the Code provided that the value of the adjusted payments and benefits is not less than the amount the named executive otherwise would have received on an after-tax basis.

Our plans do not provide for any tax gross-ups for taxes due on any payments described in this section.

Conditions Applicable to Receipt of Payments

Our named executives are subject to certain conditions and obligations applicable to the receipt of payments or benefits upon a termination of employment. Our Severance Plan conditions the payment of severance benefits upon continued compliance with restrictive covenants that, among other things, prohibit named executives for a period of two years after termination of employment from being employed by certain entities that compete with us and from soliciting on behalf of a competitor the business of any customer or any known potential customer of Cardinal Health. These covenants also prohibit disclosure of confidential information, disparagement and recruitment or employment of our employees. Named executives are also subject to certain restrictive covenants under the 2011 LTIP which are discussed under "Potential Impact on Compensation from Executive Misconduct ("Clawbacks")" at page 42.

Departure of Named Executives

Messrs. Gomez, Giacomin and Morford did not receive severance benefits when they left the company. Mr. Morford satisfied the standard age and service requirements to qualify for retirement under our 2011 LTIP and received a prorated fiscal 2019 annual incentive of $425,826 and prorated vesting of long-term incentive awards valued at $1,438,990, as well as continued exercisability of vested stock options for their full term. Messrs. Gomez and Giacomin were not eligible for retirement and forfeited their fiscal 2019 annual incentive award and unvested long-term incentive awards.

Pay Ratio Disclosure

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules require us to provide the ratio of the annual total compensation of Mr. Kaufmann, our Chief Executive Officer, to the annual total compensation of our median employee.

For fiscal 2019, the median annual total compensation of all our employees (other than the Chief Executive Officer) was $57,261. Mr. Kaufmann's annual total compensation for fiscal 2019 for purposes of the pay ratio disclosure was $15,584,454. Based on this information, for fiscal 2019, the ratio of the compensation of the Chief Executive Officer to the median annual total compensation of all other employees was estimated to be 272 to 1.

We used the same median employee in our pay ratio calculation for fiscal 2019 as we used for fiscal 2018 because there was no change in our employee population or employee compensation arrangements that we believed would significantly impact our pay ratio disclosure. The median

employee for fiscal 2018 was a non-exempt, full-time employee located in the United States.

The annual total compensation was calculated for both Mr. Kaufmann and the median employee in accordance with the SEC rules applicable to the Summary Compensation Table and also includes the company-paid portion of health insurance premiums, which is not required to be included in the Summary Compensation Table.

The pay ratio disclosure presented above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exclusions, estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio disclosure of other companies may not be comparable to the pay ratio reported by us.

Share Ownership Information

The table below sets forth certain information regarding the beneficial ownership of our common shares by, and the percentage of our outstanding common shares represented by such ownership for:

- each person known by us to own beneficially more than 5% of our outstanding common shares;

- our directors;

- our current and former executive officers named in the Summary Compensation Table on page 38; and

- all current executive officers and directors as a group.

A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power in 60 days. Investment power means the power to direct the sale or other disposition of the shares. Except as otherwise described in the footnotes below the table, information on the number of shares beneficially owned is as of September 9, 2019 and the listed beneficial owners have sole voting and investment power.

| Name of Beneficial Owner | Common Shares | | Additional RSUs and PSUs[11] |
	Number Beneficially Owned	Percent of Class	
The Vanguard Group[1]	35,178,127	12.0	–
BlackRock, Inc.[2]	26,135,772	8.9	–
State Street Corporation[3]	18,570,869	6.4	–
Colleen F. Arnold[4]	13,301	*	19,569
Carrie S. Cox[4]	12,545	*	16,306
Victor L. Crawford[5][6]	0	*	52,518
Calvin Darden[4]	19,570	*	19,608
Bruce L. Downey[4]	22,762	*	18,387
Jon L. Giacomin[5][7]	270,385	*	0
Jorge M. Gomez[5][7]	30,758	*	0
Patricia A. Hemingway Hall[4]	12,110	*	2,612
Akhil Johri[4]	3,164	*	2,162
Michael C. Kaufmann[5][8]	635,923	*	249,670
Gregory B. Kenny[4]	20,881	*	19,584
Nancy Killefer[4]	10,082	*	0
J. Michael Losh[4]	1,543	*	3,225
Jessica L. Mayer[5]	34,746	*	34,580
Craig S. Morford[5][7]	315,202	*	0
Dean A. Scarborough[9]	0	*	0
John H. Weiland[9]	0	*	0
All Executive Officers and Directors as a Group (19 Persons)[10]	872,681	*	524,652

* Indicates beneficial ownership of less than 1% of the outstanding shares.

(1) Based on information obtained from a Schedule 13G/A filed with the SEC on April 8, 2019 by The Vanguard Group ("Vanguard"). The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Vanguard reported that, as of March 29, 2019, it had sole voting power with respect to 351,961 shares, shared voting power with respect to 71,557 shares, sole dispositive power with respect to 34,762,925 shares and shared dispositive power with respect to 415,202 shares. The number and percentage of shares held by Vanguard may have changed since the filing of the Schedule 13G/A.

(2) Based on information obtained from a Schedule 13G/A filed with the SEC on February 4, 2019 by BlackRock, Inc. ("BlackRock"). The address of BlackRock is 55 East 52nd Street, New York, New York 10055. BlackRock reported that, as of December 31, 2018, it had sole voting power with respect to 22,214,880 shares and sole dispositive power with respect to all shares shown in the table. The number and percentage of shares held by BlackRock may have changed since the filing of the Schedule 13G/A.

(3) Based on information obtained from a Schedule 13G filed with the SEC on February 14, 2019 by State Street Corporation ("State Street"). The address of State Street is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111. State Street reported that, as of December 31, 2018, it had shared voting power with respect to 16,912,901 shares and shared dispositive power with respect to all shares shown in the table. The number and percentage of shares held by State Street may have changed since the filing of the Schedule 13G.

(4) Common shares listed as being beneficially owned by our non-management directors include: outstanding RSUs that may be settled within 60 days, as follows: Ms. Arnold — 12,110 shares; Ms. Cox — 12,110 shares; Mr. Darden — 12,110 shares; Mr. Downey — 12,110 shares; Ms. Hemingway Hall — 7,815 shares; Mr. Johri — 3,164 shares; Mr. Kenny — 15,488 shares; and Ms. Killefer — 10,082 shares; and phantom stock over which the participants have sole voting rights under our DCP, as follows: Ms. Arnold — 1,191 shares; Mr. Darden — 6,325 shares; Mr. Kenny — 5,393 shares; and Mr. Losh — 1,543 shares.

(5) Common shares listed as being beneficially owned by our named executives include: outstanding stock options that are currently exercisable or will be exercisable within 60 days, as follows: Mr. Giacomin — 229,686 shares; Mr. Gomez — 24,229 shares; Mr. Kaufmann — 466,047 shares; Ms. Mayer — 20,401 shares; and Mr. Morford — 202,428 shares; and outstanding RSUs that will be settled within 60 days, as follows: Mr. Kaufmann — 15,709 shares and Mr. Morford — 109,323 shares.

(6) Mr. Crawford joined the company on November 12, 2018.

(7) Mr. Morford retired on March 22, 2019 and Messrs. Gomez and Giacomin left the company on August 9, 2019 and August 16, 2019, respectively. Information on the number of shares beneficially owned by each of these named executives is as of his departure date, except for outstanding equity awards.

(8) Includes 10 common shares held by Mr. Kaufmann's spouse.

(9) Messrs. Scarborough and Weiland joined the Board on September 1, 2019.

(10) Common shares listed as being beneficially owned by all executive officers and directors as a group include: 547,573 outstanding stock options that are currently exercisable or will be exercisable within 60 days; 102,315 RSUs that may or will be settled in common shares within 60 days; and 14,566 shares of phantom stock over which the participants have sole voting rights under our DCP.

(11) "Additional RSUs and PSUs" include vested and unvested RSUs and vested PSUs that will not be settled in common shares within 60 days. RSUs and PSUs do not confer voting rights and generally are not considered "beneficially owned" shares under the SEC rules.

Other Matters

General Information About the Annual Meeting of Shareholders

These proxy materials are being furnished to solicit proxies on behalf of the Board of Directors of Cardinal Health, Inc. for use at the Annual Meeting to be held on Wednesday, November 6, 2019, and at any adjournment or postponement. The Annual Meeting will take place at our principal executive offices located at 7000 Cardinal Place, Dublin, Ohio 43017, at 8:00 a.m. Eastern Time.

These proxy materials include our Notice of Annual Meeting of Shareholders, our proxy statement and our fiscal 2019 Annual Report to Shareholders, which includes our Form 10-K. In addition, these proxy materials may include a proxy card for the Annual Meeting. These proxy materials are first being sent or made available to our shareholders commencing on September 20, 2019.

Notice of Internet Availability of Proxy Materials

As permitted by the SEC, we are providing proxy materials to some of our shareholders via the Internet. Commencing on September 20, 2019, we mailed a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") explaining how to access our proxy materials or vote online. If you received the Notice of Internet Availability, you will not receive a printed copy of our proxy materials by mail unless you request one by following the directions included in the Notice of Internet Availability.

Record Date

We have fixed the close of business on September 9, 2019 as the record date for determining our shareholders entitled to notice of, and to vote at, the Annual Meeting. On that date, we had 292,404,210 common shares outstanding. Shareholders as of the record date will have one vote per share for the election of each director nominee and on each other voting matter.

Quorum

We will have a quorum to conduct business at the Annual Meeting if the holders of a majority of our common shares entitled to vote at the Annual Meeting are present, either in person or by proxy.

Board Recommendation

The Board recommends that you vote **FOR** the election of the 12 director nominees and **FOR** Proposals 2 and 3.

How to Vote

Shareholders of record. If you are a "shareholder of record" (meaning your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A.), you may vote either in person at the Annual Meeting or by proxy. If you decide to vote by proxy, you may do so in any one of the following three ways:

- **By telephone.** You may vote your shares 24 hours a day by calling the toll-free number 1-800-652-VOTE (8683) within the United States, U.S. territories or Canada, and following instructions provided by the recorded message. You will need to enter identifying information that appears on your proxy card or the Notice of Internet Availability. The telephone voting system allows you to confirm that your votes were properly recorded.

- **By Internet.** You may vote your shares 24 hours a day by logging on to a secure website, *www.envisionreports.com/CAH*, and following the instructions provided. You will need to enter identifying information that appears on your proxy card or the Notice of Internet Availability. As with the telephone voting system, you will be able to confirm that your votes were properly recorded.

- **By mail.** If you received a proxy card, you may mark, sign and date your proxy card and return it by mail in the enclosed postage-paid envelope.

Telephone and Internet voting is available through 2:00 a.m. Eastern Time on Wednesday, November 6, 2019. If you vote by mail, your proxy card must be received before the Annual Meeting to assure that your vote is counted. We encourage you to vote promptly.

Beneficial owners. If, like most shareholders, you are a beneficial owner of shares held in "street name" (meaning a broker, trustee, bank or other nominee holds shares on your behalf), you may vote in person at the Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares. Alternatively, you may vote by completing, signing and returning the voting instruction form that the nominee provides to you or by following any telephone or Internet voting instructions described on the voting instruction form or other materials that the nominee provides to you. We encourage you to vote promptly.

Revoking Your Proxy or Changing Your Vote

Shareholders of record may change or revoke your proxy at any time before a vote is taken at the Annual Meeting by:

- returning a signed proxy card with a later date;
- authorizing a new vote electronically through the Internet or telephone;
- delivering a written revocation of your proxy to our corporate secretary at our principal executive offices address before your original proxy is voted at the Annual Meeting; or
- submitting a written ballot at the Annual Meeting.

Beneficial owners of shares should check with the broker, trustee, bank or other nominee that holds your shares to determine how to change or revoke your vote.

Your personal attendance at the Annual Meeting does not revoke your proxy. Unless you vote at the Annual Meeting, your last valid proxy prior to the Annual Meeting will be used to cast your vote.

Shares Held Through Our Employee Plans

If you hold shares through our 401(k) Savings Plans or DCP, you will receive voting instructions from Computershare Trust Company, N.A. and can vote through one of the three methods described above under "How to Vote." Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern Time on Monday, November 4, 2019.

Broker Non-Votes

If you are a beneficial owner whose shares are held by a broker, as stated above, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors or the advisory vote to approve the compensation of our named executive officers. The inability of the broker to vote your shares on these proposals results in a "broker non-vote." In the absence of voting instructions, the broker can only register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditor.

Voting

You may either vote **FOR**, **AGAINST** or **ABSTAIN** on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting.

To elect directors under Proposal 1, our governing documents require that a director nominee be elected by a majority of votes cast in an uncontested election. If an incumbent director nominee receives a greater number of votes "against" than votes "for" his or her election, our Corporate Governance Guidelines require the director to promptly tender a resignation to the Chairman of the Board. Within 90 days following the certification of the shareholder vote, the Nominating and Governance Committee will recommend to the Board whether to accept the resignation. Thereafter, the Board will promptly act and publicly disclose its decision and the rationale behind the decision. Proxies may not be voted for more than 12 director nominees, and shareholders may not cumulate their voting power. Proposals 2 and 3 each require approval by a majority of votes cast. For each proposal, abstentions and broker non-votes are not considered as votes cast and will not be counted in determining the outcome of the voting results.

How Shares Will Be Voted

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. For shareholders of record who do not specify a choice for a proposal, proxies that are signed and returned will be voted **FOR** the election of all 12 director nominees, **FOR** the ratification of the appointment of Ernst & Young LLP as independent auditor and **FOR** approval of the compensation of our named executive officers. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board does not know of any other matters that will be presented for action at the Annual Meeting.

Attending the Annual Meeting

To attend the Annual Meeting, you must be a shareholder as of September 9, 2019, the record date, and have an admission ticket or satisfactory proof of share ownership and a form of government-issued photo identification, such as a driver's license, state-issued identification or passport. If you are a shareholder of record, you must present an admission ticket (which is attached to your proxy card) or you must present the Notice of Internet Availability. If you are a beneficial owner, in order to be admitted to the meeting, you must present either a valid legal proxy from your bank, broker or other nominee as to your shares, the Notice of Internet Availability, a voting instruction form or a bank or brokerage account statement. Anyone holding an admission ticket or other documentation not issued in his or her name will not be admitted to the meeting. Our Annual Meeting rules prohibit cameras, videotaping equipment and other recording devices, large packages, banners or placards in the meeting and prohibit use of a phone or other device.

You can call our Investor Relations department at (614) 757-1607 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

Communicating with the Board

Shareholders and other interested parties may communicate with the Board, any committee of the Board, any individual director or the independent directors as a group, by writing to John M. Adams, Jr., Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017 or sending an email to bod@cardinalhealth.com. Communications from shareholders will be distributed to the entire Board unless addressed to a particular committee, director or group of directors. The corporate secretary will not distribute communications that are unrelated to the duties of the Board, such as spam, junk mail, mass mailings, business solicitations and advertisements.

Shareholder Recommendations for Director Nominees

The Nominating and Governance Committee will consider candidates recommended by shareholders for election as director. Shareholder recommendations will be evaluated against the same criteria used to evaluate other director nominees, which criteria are discussed under "Board Membership Criteria: What we look for" on page 7. Shareholders who wish to recommend a candidate may do so by writing to the Nominating and Governance Committee in care of John M. Adams, Jr., Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. To be considered by the Nominating and Governance Committee for consideration at the 2020 Annual Meeting of Shareholders, a shareholder recommendation must be received no later than April 1, 2020.

Recommendations must include, at a minimum, the following information:

- the name and address of the shareholder making the recommendation;
- the name and address of the person recommended for nomination;
- if the shareholder is not a shareholder of record, a representation and satisfactory proof of share ownership;

- a statement in support of the shareholder's recommendation, including sufficient information to permit the Nominating and Governance Committee to evaluate the candidate's qualifications, skills and experience;
- a description of all direct or indirect arrangements or understandings between the shareholder and the candidate recommended by the shareholder;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with SEC rules; and
- the candidate's written, signed consent to serve if elected.

Shareholders who wish to nominate directors directly for election at an Annual Meeting of Shareholders in accordance with the procedures in our Code of Regulations, including under our proxy access provision, should follow the instructions under "Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders" below and the details contained in our Code of Regulations.

Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders

If you intend to present a proposal to be included in the proxy statement and form of proxy relating to our 2020 Annual Meeting of Shareholders under Rule 14a-8 under the Exchange Act, we must receive the proposal at our principal executive offices not later than the close of business (5:00 p.m. Eastern Time) on May 23, 2020. The proposal should be addressed to John M. Adams, Jr., Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. We will not be required to include in our proxy statement or form of proxy a shareholder proposal that we receive after that date or that otherwise fails to meet the requirements for shareholder proposals established by the SEC rules.

If you intend to present a proposal for other business or a nomination for election to the Board at our 2020 Annual Meeting of Shareholders (other than any such proposal included in our proxy statement and form of proxy under Rule 14a-8 under the Exchange Act), you must comply with the notice requirements set forth in our Code of Regulations and such business must be a proper matter for shareholder action. Among other requirements, you must deliver proper written notice to our corporate secretary at our principal executive offices no earlier than July 9, 2020 and no later than the close of business on August 8, 2020. If the date of the 2020 Annual Meeting of Shareholders is more than 30 days before, or more than 60 days after, November 6, 2020, written notice must be delivered after the close of

business on the 120th day prior to the meeting, but before the close of business on the later of the 90th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting.

Our Code of Regulations includes a proxy access provision, under which a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding common shares continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board, if the shareholders and the nominees satisfy the requirements specified in our Code of Regulations.

If you intend to request that director nominees be included in our proxy materials under our proxy access provision, you must comply with the notice and other requirements set forth in our Code of Regulations. Among other requirements, you must deliver proper written notice to our corporate secretary at our principal executive offices no earlier than April 23, 2020 and not later than the close of business on May 23, 2020. If the date of the 2020 Annual Meeting of Shareholders is more than 30 days before, or more than 60 days after, November 6, 2020, written notice must be delivered after the close of business on the 150th day prior to the meeting, but before the close of business on the later of the 120th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting.

Corporate Governance Guidelines

You can find the full text of our Corporate Governance Guidelines on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Corporate Governance Documents." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Transfer Agent

Shareholders of record should direct communications regarding change of address, transfer of share ownership, lost share certificates and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Other Information

This solicitation of proxies is made by and on behalf of the Board. The cost of the solicitation will be borne by Cardinal Health. In addition to solicitation by mail, proxies may be solicited by our directors, officers and employees in person or by telephone or other means of communication. These individuals will receive no additional compensation for soliciting proxies but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We have retained Alliance Advisors at an estimated cost of $16,500, plus reimbursement of expenses, to assist in our solicitation of proxies from brokers, nominees, institutions and individuals. We also will make arrangements with custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and we will reimburse these persons for reasonable expenses they may incur.

If you and other residents at your mailing address own common shares in street name, your broker or bank may have sent you a notice that your household will receive only one set of proxy materials unless you instruct otherwise. This practice is known as "householding," and is designed to reduce our printing and postage costs. However, if you wish to receive, now or in the future, a separate annual report and proxy statement, you may write to our Investor Relations department at 7000 Cardinal Place, Dublin, Ohio 43017, or call the Investor Relations Line at (614) 757-1607. We will promptly deliver a separate copy (free of charge) upon request. If you and other residents at your mailing address are currently receiving multiple copies of annual reports and proxy statements and wish to receive only a single copy, you should contact your broker or bank directly.

Annex A — Use of Non-GAAP Financial Measures

This proxy statement contains financial measures that are not calculated in accordance with GAAP. In addition to analyzing our business based on financial information prepared in accordance with GAAP, we use these non-GAAP financial measures internally to evaluate our performance, engage in financial and operational planning and determine incentive compensation because we believe that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of our underlying, ongoing business. We provide these non-GAAP financial measures to investors as supplemental metrics to assist readers in assessing the effects of items and events on our financial and operating results on a year-over-year basis and in comparing our performance to that of our competitors. However, the non-GAAP financial measures that we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements set forth below should be carefully evaluated.

Exclusions from Non-GAAP Financial Measures

Management believes it is useful to exclude the following items from the non-GAAP measures presented in this report for its own and for investors' assessment of the business for the reasons identified below:

- **LIFO charges and credits** are excluded because the factors that drive last-in, first-out ("LIFO") inventory charges or credits, such as pharmaceutical manufacturer price appreciation or deflation and year-end inventory levels (which can be meaningfully influenced by customer buying behavior immediately preceding our fiscal year-end), are largely out of our control and cannot be accurately predicted. The exclusion of LIFO charges and credits from non-GAAP metrics facilitates comparison of our current financial results to our historical financial results and to our peer group companies' financial results.

- **Restructuring and employee severance costs** are excluded because they are not part of the ongoing operations of our underlying business.

- **Amortization and other acquisition-related costs**, which include transaction costs, integration costs and changes in the fair value of contingent consideration obligations, are excluded because they are not part of the ongoing operations of our underlying business and to facilitate comparison of our current financial results to our historical financial results and to our peer group companies' financial results. Additionally, costs for amortization of acquisition-related intangible assets are non-cash amounts, which are variable in amount and frequency and are significantly impacted by the timing and size of acquisitions, so their exclusion facilitates comparison of historical, current and forecasted financial results. We also exclude other acquisition-related costs, which are directly related to an acquisition, but do not meet the criteria to be recognized on the acquired entity's initial balance sheet as part of the purchase price allocation. These costs are also significantly impacted by the timing, complexity and size of acquisitions.

- **Impairments and gain or loss on disposal of assets** are excluded because they do not occur in, or reflect the ordinary course of, our ongoing business operations and are inherently unpredictable in timing and amount, and in the case of impairments, are non-cash amounts, so their exclusion facilitates comparison of historical, current and forecasted financial results.

- **Litigation recoveries or charges, net**, which include loss contingencies for certain litigation and regulatory matters and income from the favorable resolution of litigation, are excluded because they often relate to events that may have occurred in prior or multiple periods, do not occur in or reflect the ordinary course of our business and are inherently unpredictable in timing and amount.

- **Loss on extinguishment of debt** is excluded because it does not typically occur in the normal course of business and may obscure analysis of trends and financial performance. Additionally, the amount and frequency of this type of charge is not consistent and is significantly impacted by the timing and size of debt extinguishment transactions.

- **Transitional tax benefit, net** related to the U.S. Tax Cuts and Jobs Act of 2017 is excluded because it results from the one-time impact of a very significant change in the U.S. federal corporate tax rate and, due to the significant size of the benefit, obscures analysis of trends and financial performance. The transitional tax benefit includes the initial estimate and subsequent adjustments for the re-measurement of deferred tax assets and liabilities due to the reduction of the U.S. federal corporate income tax rate and the repatriation tax on undistributed foreign earnings.

The tax effect for each of the items listed above, other than the transitional tax benefit item, is determined using the tax rate and other tax attributes applicable to the item and the jurisdiction(s) in which the item is recorded. The gross, tax and net impact of each item are presented with our GAAP to non-GAAP reconciliations.

Fiscal 2019 GAAP to Non-GAAP Reconciliations

(in millions, except for per share amounts)	Operating Earnings ($)	Earnings/(Loss) Before Income Taxes ($)	Provision For Income Taxes ($)	Net Earnings Attributable to Cardinal Health, Inc. ($)	Diluted EPS Attributable to Cardinal Health, Inc. ($)
GAAP	2,060	1,751	386	1,363	4.53
Restructuring and employee severance	125	125	32	93	0.31
Amortization and other acquisition-related costs	621	621	148	473	1.57
Impairments and (gain)/loss on disposal of assets	(488)	(488)	(113)	(375)	(1.25)
Litigation (recoveries)/charges, net[1]	36	36	26	26	0.09
Transitional tax benefit, net	–	–	(9)	9	0.03
NON-GAAP[2]	**2,353**	**2,044**	**453**	**1,589**	**5.28**

(1)   We did not adjust our fiscal 2019 non-GAAP financial measures to exclude opioid-related litigation costs, which adversely impacted our fiscal 2019 non-GAAP operating earnings by approximately $66 million, or opioid-related compliance costs. Accordingly, our non-GAAP financial measures included opioid-related litigation and compliance costs.

(2)   Non-GAAP operating earnings is operating earnings excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets, and litigation (recoveries)/charges, net. Non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets, and litigation (recoveries)/charges, net, each net of tax, and transitional tax benefit, net. Non-GAAP diluted EPS attributable to Cardinal Health, Inc. is non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding.



CardinalHealth
Essential to care™

cardinalhealth.com

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
614.757.5000